LOPRO

Integrated finance company

LOPRO CORPORATION

File Number: 82-4664



February 3 , 2005


SEC MAIL PROCESSING
RECEIVED
APR 19 2005
WASH, D.C. SECTION
213

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: M. Ochi
MASAKI OCHI
HEAD OF CORPORATE PLANNING GROUP

LOPRO CORPORATION

Index

Translation for:

1. Announcement of Issuance of Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

2. Announcement of Determination of Terms and Conditions of Issuance of Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

3. Announcement of Final Determination of the Total Amount of Issuance of Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

4. Announcement of Change of Conversion Prices

5. Announcement of Change of Largest Shareholder

6. Announcement of Issuance of ¥15,000,000,000 3.49 per cent. Bonds due 2014, 28,699 Class A Warrants and 14,720 Class B Warrants

7. Announcement of Issuance of Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

8. Announcement of Change in Aggregate Principal Amount and Determination of Terms and Conditions of Issuance of Zero Coupon Convertbile Bonds due 2011(bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

9. Announcement of Final Determination of the Total Amount of Isssuance of Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, *or shinkabu yoyakuken-tsuki shasai*)

10. Announcement of Changes of Conversion and Exercise Prices

11. Announcement of Changes of Exercise Price, Etc.

12. Announcement of Issuance of ¥10,000,000,000 3.49 per cent. Bonds due 2014 - Series II, 21,097 Class A Warrants - Series II and 10,822 Class B Warrants - Series II

13. Outline of Quarterly Business Results for the First Quarter ended June 30, 2004 (Consolidated)

14. Semi-Annual Report Release for the Fiscal Year ended March 31, 2005 (Consolidated)

15. Outline of Non-Consolidated Interim Financial Statement for the Fiscal Year ended March 31, 2005

16. Outline of Quarterly Business Results for the Third Quarter ended December 31, 2004 (Consolidated)

17. Brief Description of Japanese Language Documents

File Number: 82-4664

(English Translation)

May 10, 2004

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Issuance of Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

At the meeting of the Board of Directors held on May 10, 2004, the Company resolved to issue its Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*). The particulars are as follows:

1. Name of the bonds — LOPRO CORPORATION Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*) (hereinafter referred to as the "Bonds with SARs", of which the bonds are hereinafter referred to as the "Bonds" and the stock acquisition rights are hereinafter referred to as the "SARs")

Note: The purpose of this press release is to make a general public announcement of the offering of Lopro's bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the bonds. This press release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the "Securities Act"). The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. If any offering of securities is made in the United States, it will be by means of an English prospectus to be prepared in accordance with the Securities Act. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

2.	Issue price of the Bonds	100% of the principal amount of the Bonds (Face value of each Bond: ¥1 million)
3.	Issue price of SARs	Zero
4.	Payment date and date of issuance	May 27, 2004
5.	Matters pertaining to the offering	
	(1) Offering method	An offering made outside Japan (excluding the United States) mainly in the European Market through underwriting of the aggregate principal amount of the Bonds, by Deutsche Bank AG London as the Manager. The Company has granted to the Manager the option to subscribe the Bonds with SARs, up to an additional ¥2.5 billion in principal amount of Bonds, upon notice to the Company on or before May 25, 2004 (Tokyo time).
	(2) Offer price of the Bonds with SARs	102.5% of the principal amount of the Bonds
6.	Matters pertaining to the SARs	
	(1) Shares to be issued upon exercise of SARs	The kind of shares to be issued upon exercise of SARs shall be shares of common stock of the Company, and the number of shares of common stock of the Company to be newly-issued by the Company as well as the existing shares to be transferred by the Company pursuant to such exercise of SARs will be the number that is the aggregate issue price of the Bonds subject to a demand for exercise divided by the conversion price set forth in (3) below; provided, however, that any fraction

of a share arising upon exercise will be disregarded and no cash adjustment therefor will be made. A cash adjustment will be made in respect of shares constituting less than one unit issued upon exercise of a SAR, in which case an application for purchase of shares constituting less than one unit will be deemed to have been made in accordance with the Commercial Code of Japan.

(2) Total number of SARs to be issued	10,000 and the number obtained by dividing the aggregate principal amount of additional Bonds in respect of the Bonds with SARs to be issued upon exercise of options by the Manager mentioned in 5(1) above by ¥1 million, plus the aggregate principal amount of any replacement certificates of the Bonds with SARs that may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs, divided by ¥1 million.

(3) Payment to be made upon the exercise of SARs	(i) The amount to be paid upon the exercise of each SAR will be the same amount as the issue price of each Bond. (ii) The conversion price will be determined by the Board of Directors at its meeting to be held hereafter. (iii) The conversion price will be adjusted in accordance with the following formula if after issuance of the Bonds with SARs the Company issues additional shares of its common stock or transfers issued shares at a price less than the then current market price of its shares of common stock. "Number of existing issued share" as used in the following formula shall mean the total number of issued shares of the common stock of the Company (excluding treasury shares held by the Company).

$$\text{Conversion Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of existing issued shares} + \dfrac{\text{Number of newly issued or transferred shares} \times \text{Issue or transfer price per share}}{\text{Market price per share}}}{\text{Number of existing issued shares} + \text{Number of newly issued or transferred shares}}$$

Furthermore, in the case of any stock split or consolidation of shares of the Company, or if the Company issues stock acquisition rights (including those attached to bonds with stock acquisition rights) entitling the owner to demand that the Company issue or transfer shares of its common stock at a price lower than the then current market price thereof, or upon the occurrence of any other specified reason, the Conversion Price will be adjusted in an appropriate manner.

(iv) In the event the average closing price (rounded upward to the nearest one yen) (the "Reset Date Price") of the shares of the Company's common stock in ordinary trading for 20 consecutive trading days (excluding any day when there is no such closing price) immediately prior to May 27, 2005 (Japan

time) (the "Reset Date") is at least one yen less than the conversion price in effect immediately prior to the Reset Date, the conversion price shall, on and from the Reset Date, be reset to the Reset Date Price; provided, however, that the conversion price so reset shall not be less than 80% of the conversion price in effect immediately prior to the Reset Date.

(4) Rationale for determining the issue price of the SAR as zero and the amount to be paid upon exercise thereof	To be determined by the Board of Directors at its meeting to be held hereafter.
(5) Portion of the issue price of shares issuable upon exercise of a SAR to be accounted for as stated capital	The portion of the issue price of share issuable upon exercise of a SAR to be accounted for as the stated capital shall be obtained by multiplying such issue price by 0.5, and all amount less than one yen shall be rounded up.
(6) Period for exercise of SARs	The period for exercise of the SARs will be from June 10, 2004 to May 13, 2009 (at the place where the SAR is to be exercised), or if the relevant Bonds shall have been called for redemption at the option of the Company pursuant to 7(5)(i) below, then up to the business day immediately prior to the redemption date, or if the relevant Bond shall become due to be redeemed at the option of the holder of the Bond pursuant to 7(5)(ii) below, then up to the time when the relevant notice of redemption is deposited at the specified office of the paying agent provided in the terms and conditions of the Bonds with SARs, or if such Bond shall have been

	cancelled pursuant to 7(4) below, then up to the time when such Bond is so cancelled, or if such Bond shall become due and repayable, then up to the time when such Bond becomes so due and repayable. In no event shall the SARs be exercised after May 13, 2009 (at the place where the SAR is to be exercised).
(7) Other terms and conditions for exercise of SARs	No SAR may be exercised in part only.
(8) Reasons and terms and conditions of cancellation of SARs	No cancellation event is to be stipulated.
(9) Treatment of exercises of SARs during a fiscal year	Annual or interim dividends (cash dividends pursuant to Article 293-5 of the Commercial Code of Japan) on the shares issued or transferred upon exercise of SARs will be made with respect to the full dividend accrual period (at present a six-month period ending on March 31 and September 30 in each year) during which the relevant effective date of such exercise falls, on the basis that such issue or transfer had been made at the beginning of such dividend accrual period.

7. Matters pertaining to the Bonds

(1) Aggregate principal amount	¥10 billion and the aggregate principal amount of additional Bonds in respect of the Bonds with SARs to be issued upon exercise of options by the Manager mentioned in 5(1) above, plus the aggregate principal amount of the Bonds in respect of any replacement

certificates of the Bonds with SARs which may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs.

(2) Interest rate of the Bonds	The Bonds will bear no interest.
(3) Redemption at maturity	To be redeemed at par on May 27, 2009 (Redemption Date).
(4) Purchase and cancellation	The Company or any subsidiary of the Company may purchase Bonds in the open market or by other methods from time to time and may hold, resell or cancel such Bonds.
(5) Early redemption	
(i) Early Redemption at the option of the Company	(a) Early redemption pursuant to the provision of 120 per cent. call option: On and after May 27, 2006 but prior to May 13, 2009, the Company may at its option, having given not less than 30 nor more than 60 days' prior notice to the holders of the Bonds with SARs, redeem all (but not in part) of the outstanding Bonds at their principal amount, in the event the closing price of the shares of the Company's common stock in ordinary trading on the Osaka Securities Exchange Co., Ltd. for any 20 consecutive trading days (but excluding any day when there is no such closing price), the last of which occurs not more than 30 days prior to the date upon which the notice of such redemption is first published, exceeds the conversion price described in 6(3) above by 120% or more on each such trading

day.

(b) Early redemption pursuant to the clean-up call clause:
The Company may, having given not less than 30 nor more than 60 days' prior notice to the Trustee and the holders of the Bonds with SARs, redeem all, but not some only, of the Bonds then outstanding at 100% of their principal amount on the date specified in the relevant notice, only if exercise of SARs, purchase and cancellation or redemption in respect of 90% or more in principal amount of the Bonds originally issued have been effected prior to the date the relevant notice is given.

(c) Early redemption for taxation reasons:
The Company may, at its option, having given not less than 30 nor more than 60 days' prior notice to the holders of the Bonds, redeem all, but not some only, of the Bonds then outstanding at their principal amount, if the Company satisfies the Trustee that it has or will become obliged to pay additional amounts in respect of any payment of the Bonds as provided in the terms and conditions of the Bonds with SARs as a result of any change in, or amendment to, Japanese taxation system etc., and if such obligation cannot be avoided by the Company taking reasonable measures available to it; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional amounts.

(ii) Early redemption at the option of the	(a) Early redemption on a fixed date: The holder of the Bonds with SARs is entitled to

holder of the Bonds with SARs	require the Company to redeem his/her Bonds at 100% of their principal amount on November 27, 2007. To exercise such option, the holder of the Bonds with SARs shall deposit a notice of redemption in the prescribed form together with the relevant certificate of the Bonds at the office of the paying agent provided in the terms and conditions of the Bonds with SARs within the period of not less than 30 days nor more than 60 days prior to the redemption date above.
	(b) Early redemption in the event the Company becomes a wholly-owned subsidiary of another corporation: In the event of the Company becoming a wholly-owned subsidiary of another corporation by way of a share exchange (*kabushiki-kokan*) or a share transfer (*kabushiki-iten*) (hereinafter referred to as the "Share Exchange"), if it is legally possible and practicable, the Company will use its best endeavors to cause that corporation to execute a trust deed supplemental to the Trust Deed and to structure the transaction in a manner which ensures that the holder of the Bonds with SARs shall have the right to exercise such SAR and upon exercise to receive the shares (hereinafter referred to as "Parent Company Shares") receivable upon such *kabushiki-kokan* or *kabushiki-iten* by a holder of the Bonds with SARs in respect of which the SAR could be exercised immediately prior to such *kabushiki-kokan* or *kabushiki-iten*. If the acquisition of Parent Company Shares following the exercise of SARs is not then legally possible or practicable, the Company

will use its best endeavors to cause that corporation to make an offer to holders of Bonds with SARs to exchange each such Bond with SARs for a bond with SARs issued by such corporation which allows the holder to acquire Parent Company Shares. If such proposal is not made or such proposal is not acceptable to all holders of Bonds with SARs, the Company shall give notice to the holder of the Bonds with SARs to such effect, and the holder of the Bonds with SARs is, at its option, entitled to require the Company to redeem his/her Bonds at the percentage of the principal amount of the Bonds indicated below; provided that such proposal is not made by the date falling 40 days after such holder of the Bonds with SARs gives notice to the Company requiring the Bonds to be redeemed, or that such proposal was not accepted by all holders of the Bonds with SARs.

From May 27, 2004 to May 27, 2005	104%
From May 28, 2005 to May 27, 2006	103%
From May 28, 2006 to May 27, 2007	102%
From May 28, 2007 to May 27, 2008	101%
From May 28, 2008 to May 26, 2009	100%

(6) Form of the certificates of the Bonds — Certificates of the Bonds with SARs are to be issued in bearer form.

(7) Security or guaranty — None

(8) Principal special financial covenants — Negative pledge clause shall apply.

8. Listing stock exchange — The Bonds with SARs will be listed on the Singapore Exchange.

9.	Matters pertaining to substitute payment	Upon exercise of the SAR, the holder of the Bond exercising such SAR shall be deemed to have made a request to the Company that, in lieu of the full redemption of the Bond with such SAR, the Company treat such exercise as the payment by the holder of the Bond of the full amount required to be paid upon exercise of the SAR, as set forth under items 7 and 8 of paragraph 1 of Article 341-3 of the Commercial Code of Japan.
10.	Other	In connection with this offering, in case it becomes necessary pursuant to the market price trend, stabilizing operations provided in paragraph 1, Article 20 of the Cabinet Order of the Securities and Exchange Law of Japan may be conducted with respect to the listing shares which will be issued by the Company. In that case, stock exchanges setting up securities markets for stabilizing operations shall be Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd., but stabilizing operations shall primarily be conducted in securities markets set up by Osaka Securities Exchange Co., Ltd.

(Reference)

1. Use of Capital

   (1) Use of Newly Raised Capital

   Proceeds are to be used to repay the Company's debts.

   (2) Change of Use of Previously Raised Capital

   Not applicable.

   (3) Effects on Forecast Results

   Cash flows are expected to be improved through the repayment of the Company's debts.

2. Dividends to Shareholders, etc.

   (1) Basic Policy Concerning Dividends

   The fundamental thinking underlying the Company's policy concerning dividends is that one of the most important policies of management is to return profits to shareholders. While enhancing retained earnings to strengthen the Company's core business, the Company maintains an aggressive stance in distributing profits in line with growth in company results.

   (2) Policy for Determining Dividends

   Dividends are determined in line with the philosophy outlined above.

(3) Use of Retained Earnings

The Company will use retained earnings to strengthen its core business, invest effectively in the development of its operations, and with the objective of enhancing the efficiency of its investments such as by acquiring shares of its stock.

(4) Dividends for the Last Three Fiscal Periods

	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2003
Current Net Income Per Share	-545.69 yen	-69.09 yen	-908.49 yen
Dividend per Share	10.00 yen	12. 50 yen	- yen
Actual Dividend Ratio	- %	- %	- %
Return on Shareholders' Equity	- %	- %	- %
Dividend to Shareholders' Equity Ratio	0.3%	0.6%	- %

Notes:

1. Return on shareholders' equity for each fiscal year is obtained from current net income of the applicable fiscal year divided by shareholders' equity (average of total capital as of the beginning of the applicable fiscal year and total capital as of the end of the applicable fiscal year).
2. Dividend to shareholders' equity ratio for each fiscal year is obtained from the aggregate amount of dividends for the applicable fiscal year divided by shareholders' equity (average of total capital as of the beginning of the applicable fiscal year and total capital as of the end of the applicable fiscal year).
3. Actual dividend ratio and return on shareholders' equity are not shown for years in which there was no profit.

3. Other

(1) Information Concerning Dilution Due to Issue of Shares Upon Exercise of Conversion Rights

This has not been calculated as the conversion price has yet to be determined.

(2) Details of Equity Financing Conducted Over the Last Three Years

(a) Equity Financings

Type of Issue	Capital Increase	Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights)
Issue Amount	5.48 billion yen	7.5 billion yen
Issue Date	September 18, 2002	November 4, 2003
Conversion Price	-------------	680 yen
Shares Issued	10,000,000 shares	-------------

(b) Share Price Movement for the Last Three Fiscal Years and Immediately Prior to Issue

	Year ending March 31, 2002	Year ending March 31, 2003	Year ending March 31, 2004	Year ending March 31, 2005
Opening Price	1,046 yen	810 yen	255 yen	715 yen
High	1,759 yen	923 yen	778 yen	753 yen
Low	752 yen	246 yen	251 yen	645 yen
Closing Price	830 yen	255 yen	705 yen	650 yen
Price-Earnings Ratio	--	--	--	--

Notes:

1. Price data for the year ending March 31, 2005 is as of May 7, 2004.
2. The price-earnings ratio is calculated using the closing price as of the end of the applicable fiscal year divided by the net income per share for the given period.
3. The price-earnings ratio is not listed for periods in which there was no net income.

File Number: 82-4664

(English Translation)

May 10, 2004

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Determination of Terms and Conditions of Issuance of Zero Coupon Convertible Bonds due 2009
(bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

The terms and conditions of the issuance of the Company's Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights or *shinkabu yoyakuken-tsuki shasai*, hereinafter referred to as the "Bonds with SARs", of which the bonds are hereinafter referred to as the "Bonds" and the stock acquisition rights are hereinafter referred to as the "SARs"), which issuance had been resolved at the meeting of the Board of Directors of the Company held on May 10, 2004, were decided. The particulars are as follows:

Matters pertaining to the SARs

1. The price to be paid upon the exercise of each SAR	The same amount as the issue price of the Bond

Note: The purpose of this press release is to make a general public announcement of the offering of Lopro's bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the bonds. This press release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the "Securities Act"). The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. If any offering of securities is made in the United States, it will be by means of an English prospectus to be prepared in accordance with the Securities Act. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

Conversion price	¥614

(reference)

Share prices, etc. on the determination date (May 10, 2004)

(i) Share price (closing price) on the Osaka Securities Exchange	¥614
(ii) Rate of increase over the closing price = {conversion price / share price (closing price) − 1} × 100	0.0%

2. Amount of the issue price of new shares to be accounted for as stated capital ¥308*

   *Amount per share to be accounted for as stated capital when a SAR has been exercised pursuant to the conversion price above

3. Rationale for determining the issue price of the SAR as zero and the amount to be paid upon exercise thereof

   The issue price of the SAR has been determined as zero, taking into consideration that the SARs are incorporated in the Bonds with SARs and shall not be transferable separately from the Bonds, and that upon exercise of the SARs, it shall be deemed that substitute payment of the Bonds occurred and taking into consideration the nature of the market of the Bonds with SARs. Further, taking into consideration that the issue price of the Bonds shall be the principal amount of the Bonds, that the Bonds will not bear interest, and also taking into consideration the terms and conditions for the exercise of SARs and the market of the shares of common stock of the Company to be issued upon exercise of SARs, the amount to be paid upon exercise of each SAR has been determined as the amount equal to the issue price of the Bonds, and the initial conversion price will be the same as the closing price of the shares of the Company's common stock in ordinary trading on the Osaka Securities Exchange Co., Ltd. on May 10, 2004.

(Reference) Outline of the Company's Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights or *shinkabu yoyakuken-tsuki shasai*) (announced on May 10, 2004):

(1) Aggregate principal amount	¥10 billion and the aggregate principal amount of additional Bonds in respect of the Bonds with SARs to be issued upon exercise of options by the Manager, plus the aggregate principal amount of the Bonds in respect of any replacement certificates of the Bonds with SARs which may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs.
(2) Date of resolution of issuance	May 10, 2004
(3) Payment date and date of issuance	May 27, 2004
(4) Period for exercise of SARs	The period for exercise of the SARs will be from June 10, 2004 to May 13, 2009 (at the place where the SAR is to be exercised), or if the relevant Bonds shall have been called for redemption at the option of the Company, then up to the business day immediately prior to the redemption date, or if the relevant Bond shall become due to be redeemed at the option of the holder of the Bond, then up to the time when the relevant notice of redemption is deposited at the specified office of the paying agent provided in the terms and conditions of the Bonds with SARs, or if such Bond shall

have been cancelled, then up to the time when such Bond is so cancelled, or if such Bond shall become due and repayable, then up to the time when such Bond becomes so due and repayable. In no event shall the SARs be exercised after May 13, 2009 (at the place where the SAR is to be exercised).

(5) Redemption Date May 27, 2009

File Number: 82-4664

(English Translation)

May 24, 2004

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Final Determination of the Total Amount of Issuance of Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

The total amount of issuance of Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*) (hereinafter referred to as the "Bonds with SARs", of which the bonds are hereinafter referred to as the "Bonds" and the stock acquisition rights are hereinafter referred to as the "SARs"), which issuance had been resolved at the meeting of the Board of Directors on May 10, 2004, and which terms and conditions thereof had been determined thereafter on the same day, has finally been determined. The particulars are as follows.

(1) Total number of SARs to be issued

The total number of SARs to be issued is 12,500, plus the aggregate principal amount of any replacement certificates of the Bonds with SARs that may be issued upon

receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs, divided by ¥1 million.

(2) Total amount of issuance

12.5 billion yen, plus the aggregate principal amount of the Bonds in respect of any replacement certificates of the Bonds with SARs which may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs.

(For Reference Only):

1. Date of resolution of issuance: May 10, 2004
2. Payment date and date of issuance: May 27, 2004
3. Redemption Date: May 27, 2009
4. The Company had granted to the Manager an option to subscribe the Bonds with SARs up to an additional ¥2.5 billion in principal amount of the Bonds and received notification that the option would be exercised with respect to the full amount of ¥2.5 billion in principal amount of the Bonds, hence the total amount of issuance has finally been determined as described above.

File Number: 82-4664

(English Translation)

May 28, 2004

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Change of Conversion Prices

We hereby announce that changes of conversion prices have been determined as described below.

1. Change of conversion prices:

(Name of Bonds)	(Conversion Price after Change)	(Current Conversion Price)
Zero Coupon Convertible Bonds due 2014	7,320.6 yen	7,460.1 yen
Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights)	667.3 yen	680 yen

2. Effective date of changes:

From May 28, 2004

3. Reason for change:

The conversion prices applicable to the above-mentioned bonds have been adjusted pursuant to the applicable clauses relating to adjustment of conversion price therefor, due to the issuance of Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights) resolved at the meeting of the Board of Directors of the Company held on May 10, 2004.

File Number: 82-4664

(English Translation)

September 3, 2004

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Change of Largest Shareholder

We hereby announce that there has been a change of largest shareholder of the Company.

1. Circumstances concerning the change:

The Company was notified today by Matsuda Enterprises and Matsudakankou Corporation, respectively the principal and the largest shareholder of the Company, that they sold the Company's shares, and by Mr. Kazuo Matsuda, a large shareholder, that he purchased the Company's shares. The changes are as described below.

2. Name, etc. of relevant shareholders:

Name	Address	Major Business
Matsuda Enterprises President and Director: Kazuo Matsuda	659 Nishiki Horikawa-cho, Horikawa-dori, Nishikikoji Sagaru, Nakagyo-ku, Kyoto	Real estate management, buying and selling of golf memberships, leasing
Matsudakankou Corporation President and Director: Kazuo Matsuda	659 Nishiki Horikawa-cho, Horikawa-dori, Nishikikoji Sagaru, Nakagyo-ku, Kyoto	Non-life insurance agency, real estate transaction and management

3. Number of voting rights (shares) held and percentage to total shareholders' voting rights:

Matsudakankou Corporation	Number of Voting Rights (Shares) Held	Percentage to Total Shareholders' Voting Rights	Rank among Large Shareholder
Before change (as of September 2, 2004)	119,908 (11,990,813 shares)	13.10%	First
After change	109,908 (10,990,813 shares)	12.01%	Second

Matsuda Enterprises	Number of Voting Rights (Shares) Held	Percentage to Total Shareholders' Voting Rights	Rank among Large Shareholder
Before change (as of September 2, 2004)	115,957 (11,595,786 shares)	12.67%	Second
After change	110,957 (11,095,786 shares)	12.13%	First

* The number of shares deducted from total number of shares outstanding as non-voting shares: 2,367,077 shares
Total number of shares outstanding as of August 31, 2004: 93,875,628 shares

4. Effective date of change:

September 3, 2004

5. Future outlook:

Matsuda Enterprises and Matsudakankou Corporation, principal shareholders, and Kazuo Matsuda, a large shareholder, expect to hold the shares of the Company on a long-term basis as stable shareholders.

File Number: 82-4664

(English Translation)

September 6, 2004

To whom it may concern:


SEC MAIL
RECEIVED
PROCESSING
APR 19 2005
WASH. D.C.
213
SECTION

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Director and Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Issuance of ¥15,000,000,000 3.49 per cent. Bonds due 2014, 28,699 Class A Warrants and 14,720 Class B Warrants

At the meeting of the Board of Directors of the Company held on September 6, 2004, the Company resolved to issue its ¥15,000,000,000 3.49 per cent. Bonds due 2014, 28,699 Class A Warrants and 14,720 Class B Warrants as follows. The particulars are set out below:

I. ¥15,000,000,000 3.49 per cent. Bonds due 2014

1. Name of the bonds — Lopro Corporation ¥15,000,000,000 3.49 per cent. Bonds due 2014 (hereinafter referred to as the "Bonds")

2. Aggregate principal amount — ¥15 billion plus the aggregate principal amount of the Bonds in respect of any replacement certificates of the Bonds which may be issued upon receipt of appropriate

Note: The purpose of this press release is to make a general public announcement of the offering of Lopro's bonds and warrants (stock acquisition rights, or *shinkabu yoyakuken*). It has not been prepared for the purpose of soliciting investments in the bonds and warrants. This press release does not constitute an offer of securities in any region, including the United States. The securities may not be offered or sold in the United States absent of registration or an applicable exemption from registration requirements under the United States Securities Act of 1933 (the "Securities Act"). If any offering of securities is made in the United States, it will be by means of an English prospectus to be prepared in accordance with the Securities Act. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

		evidence and indemnity for lost, stolen or destroyed certificates of the Bonds.
3.	Issue price	95.62% of the principal amount of the Bonds (Face value of each Bond: ¥100 million)
4.	Payment date and date of issuance	September 22, 2004
5.	Offering method	An offering made outside Japan (excluding the United States) mainly in the European Market through underwriting of the aggregate principal amount of the Bonds, by Deutsche Bank AG London as the Manager.
6.	Interest rate	3.49% per annum of the principal amount of the Bonds
7.	Method of payment of interest and interest payment date	Interest shall be payable semi-annually on March 22 and September 22 in each year; provided, however, that the first payment of interest in respect of the period beginning on (and including) September 22, 2004 and ending on (but excluding) March 22, 2005 shall be payable on March 22, 2005.
8.	Redemption date and method of redemption	To be redeemed at par on September 22, 2014 (Redemption Date).
9.	Purchase and cancellation	The Company or any subsidiary of the Company may purchase Bonds in the open market or by other methods from time to time and may hold, resell or cancel such Bonds.
10.	Early redemption	
	(1) Early redemption at the option of the Company	(i) Early redemption for taxation reasons: The Company may, at its option, having given not less than 30 nor more than 60 days' prior notice to the holders of the Bonds, redeem all, but not some only, of the

	Bonds then outstanding at their principal amount, together with interest accrued to the date fixed for such redemption, if the Company satisfies the Trustee that it has or will become obliged to pay additional amounts as provided in the terms and conditions of the Bonds as a result of any change in, or amendment to, Japanese taxation system etc., and if such obligation cannot be avoided by the Company taking reasonable measures available to it; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional amounts. (ii) Optional redemption: The Company may, having given not less than 15 nor more than 45 days' prior notice to the holders of the Bonds, redeem all, but not some only, of the bonds then outstanding at their principal amount, together with accrued interest, on any interest payment date falling on or after September 22, 2008.
(2) Early redemption at the option of the holder of the Bonds	(i) Early redemption on a fixed date: The holder of any Bond is entitled to require the Company to redeem such Bond at its principal amount, together with accrued interest, on any interest payment date falling on or after September 22, 2006. (ii) Early redemption in the event of a change in ratings: If the Long-term Credit Rating of the Company issued by Fitch Ratings is downgraded to or below B- on or prior to September 22, 2006, the holder of any Bond is entitled to require the Company to redeem such Bond at its principal amount, together with accrued interest.

11.	Form of certificates of the Bonds	Certificates of the Bonds are to be issued in bearer form with coupons.
12.	Security or guaranty	None
13.	Principal special financial covenants	Negative pledge clause shall apply.
14.	Listing stock exchange	The Bonds will be listed on the Singapore Exchange Securities Trading Limited.

II. 28,699 Class A Warrants

1.	Name of the warrants	Lopro Corporation 28,699 Class A Warrants (stock acquisition rights, or *shinkabu yoyakuken*) (hereinafter referred to as the "Warrants" in this section II)
2.	Issue price	Aggregate issue price: ¥520,944,248 (¥18,152 per Warrant)
3.	Payment date and date of issuance	September 22, 2004
4.	Offering method	An offering made outside Japan (excluding the United States) mainly in the European Market through underwriting of the aggregate principal amount of the Warrants, by Deutsche Bank AG London as the Manager.
5.	Shares to be issued upon exercise of Warrants	The kind of shares to be issued upon exercise of Warrants shall be shares of common stock of the Company, and the number of shares of common stock of the Company to be newly-issued by the Company as well as the existing shares of common stock of the Company to be transferred by the Company pursuant to such exercise of Warrants will be the number that is the aggregate denominated amount of the Warrants subject

to a demand for exercise divided by the exercise price set forth in 7 below; provided, however, that any fraction of a share arising upon exercise will be disregarded and no cash adjustment therefor will be made. A cash adjustment will be made in respect of shares constituting less than one unit issued upon exercise of a Warrant, in which case an application for purchase of shares constituting less than one unit will be deemed to have been made in accordance with the Commercial Code of Japan.

6.	Total number of Warrants to be issued	28,699 plus the number of Warrants in respect of any replacement certificates of the Warrants that may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Warrants.
7.	Denominated amount of Warrants	(i) The denominated amount of each Warrant will be ¥78,400; provided, however, that in case a reset referred to in (iv) below occurs, it shall, on and from the Reset Date (as defined in (iv) below, and hereinafter the same in this paragraph 7), be reset to an amount obtained by multiplying the exercise price so reset by the number obtained by dividing the denominated amount of each Warrant in effect immediately prior to the Reset Date by the exercise price in effect immediately prior to the Reset Date. (ii) The exercise price will initially be ¥784.

(iii) The exercise price will be adjusted in accordance with the following formula, if after issuance of the Warrants, the Company issues additional shares of its common stock or transfers issued shares of its common stock at a price less than the then current market price of its shares of common stock. "Number of existing issued shares" as used in the following formula shall mean the total number of issued shares of common stock of the Company (excluding treasury shares held by the Company).

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of existing issued shares} + \dfrac{\text{Number of newly issued or transferred shares} \times \text{Issue or transfer price per share}}{\text{Market price per share}}}{\text{Number of existing issued shares} + \text{Number of newly issued or transferred shares}}$$

Furthermore, in the case of any stock split or consolidation of shares of common stock of the Company, or if the Company issues stock acquisition rights (including those attached to bonds with stock acquisition rights) entitling the owner to demand that the Company issue or transfer shares of its common stock at a price lower than the then current market

price thereof, or upon the occurrence of any other specified reason, the exercise price will be adjusted in an appropriate manner.

(iv) If, for 20 consecutive trading days (excluding any day when there is no such closing price) immediately prior to each of November 5, 2004, March 22, 2005 and March 22, 2006 (Japan time, respectively) (hereinafter referred to as the "Reset Date"), the average closing price (rounded upward to the nearest one yen) of the shares of common stock of the Company on the Osaka Securities Exchange Co., Ltd. in ordinary trading (hereinafter referred to as the "Reset Date Price") is less than the exercise price in effect immediately prior to the Reset Date, the exercise price shall, on and from the Reset Date, be reset to the Reset Date Price; provided, however, that the exercise price so reset shall not be less than 82.5% of the initial exercise price (in the case of a reset occurring on the first and second Reset Date) (provided that it shall be subject to the adjustments made before each such Reset Date pursuant to (iii) above) and (in the case of a reset occurring on the third Reset Date) the exercise price in effect immediately prior to such Reset Date, respectively.

8. Rationale for determining the issue price of the Warrant and the denominated amount thereof	Taking into account that the Warrants shall be issued together with the Bonds and Lopro Corporation 14,720 Class B Warrants (hereinafter referred to as the "Class B Warrants" in this section II), and that the terms and conditions upon which the Warrants shall be issued shall be determined in negotiation with the Manager referred to in 4 above coupled with the terms and conditions of

the Bonds and the Class B Warrants, and taking also into consideration the total number, the period for exercise and other details of the Warrants and the marketability thereof, the issue price, the interest rate, the redemption date and other details of the Bonds, and the total number, the period for exercise and other details of the Class B Warrants, etc., the issue price of the Warrants has been determined as set forth in 2 above. Further, taking into account the market of the shares of common stock of the Company to be issued upon exercise of the Warrants, the denominated amount of the Warrants has been determined as set forth in 7 above, and the initial exercise price will be the same price as the closing price of the shares of common stock of the Company in ordinary trading on the Osaka Securities Exchange Co., Ltd. on September 6, 2004.

9. Portion of the issue price of shares issuable upon exercise of a Warrant accounted for as stated capital	The portion of the issue price of shares issuable upon exercise of a Warrant to be accounted for as the stated capital shall be obtained by multiplying such issue price by 0.5, and all amount less than one yen shall be rounded up.
10. Portion accounted for as stated capital per share upon exercise of a Warrant at the initial exercise price	¥483
11. Period for exercise of Warrants	The period for exercise of the Warrants will be from September 30, 2004 to September 22, 2009 (at the place where the Warrant is to be exercised), or if a resolution is passed at a general meeting of shareholders for the

	Company to become a wholly-owned subsidiary of another corporation by way of a share exchange (*kabushiki-kokan*) or a share transfer (*kabushiki-iten*) (but excluding certain circumstances provided in the terms and conditions of the Warrants), then up to 5 business days prior to the effective date of the share exchange or share transfer (if the business day immediately prior to the day on which the shares of common stock of the Company are delisted from Osaka Securities Exchange Co., Ltd. as a result of the abovementioned resolution arrives earlier, then up to such business day), or if such Warrant shall have been cancelled pursuant to 14 below, then up to the time of cancellation. In no event shall the Warrants be exercised after September 22, 2009 (at the place where the Warrant is to be exercised).
12. Other terms and conditions for exercise of Warrants	No Warrant may be exercised in part only.
13. Reasons and terms and conditions of cancellation of Warrants	No cancellation event is to be stipulated.
14. Purchase of Warrants	The Company or any subsidiary of the Company may purchase Warrants in the open market or by other methods from time to time and may hold, resell or cancel such Warrants.
15. Treatment of exercises of Warrants during a fiscal year	Annual or interim dividends (cash dividends pursuant to Article 293-5 of the Commercial Code of Japan) on the shares issued or transferred upon exercise of Warrants will be made with respect to the full dividend accrual

		period (at present a six-month period ending on March 31 and September 30 in each year) during which the relevant effective date of such exercise falls, on the basis that such issue or transfer had been made at the beginning of such dividend accrual period.
16.	Limitation on transfer and matters pertaining to issuance of certificates of the Warrants	None
17.	Form of certificates of the Warrants	Certificates of the Warrants are to be issued in bearer form.
18.	Reason of the issuance	Funding
19.	Listing stock exchange	The Warrants will not be listed.

III. 14,720 Class B Warrants

1.	Name of the warrants	Lopro Corporation 14,720 Class B Warrants (stock acquisition rights, or *shinkabu yoyakuken*) (hereinafter referred to as the "Warrants" in this section III)
2.	Issue price	Aggregate issue price: ¥136,056,960 (¥9,243 per Warrant)
3.	Payment date and date of issuance	September 22, 2004
4.	Offering method	An offering made outside Japan (excluding the United States) mainly in the European Market through underwriting of the aggregate principal amount of the Warrants, by Deutsche Bank AG London as the Manager.

5.	Shares to be issued upon exercise of Warrants	The kind of shares to be issued upon exercise of Warrants shall be shares of common stock of the Company, and the number of shares of common stock of the Company to be newly-issued by the Company as well as the existing shares of common stock of the Company to be transferred by the Company pursuant to such exercise of Warrants will be the number that is the aggregate denominated amount of the Warrants subject to a demand for exercise divided by the exercise price set forth in 7 below; provided, however, that any fraction of a share arising upon exercise will be disregarded and no cash adjustment therefor will be made. A cash adjustment will be made in respect of shares constituting less than one unit issued upon exercise of a Warrant, in which case an application for purchase of shares constituting less than one unit will be deemed to have been made in accordance with the Commercial Code of Japan.
6.	Total number of Warrants to be issued	14,720 plus the number of Warrants in respect of any replacement certificates of the Warrants that may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Warrants.
7.	Denominated amount of Warrants	(i) The denominated amount of each Warrant will be ¥101,900. (ii) The exercise price will initially be ¥1,019.

(iii) The exercise price will be adjusted in accordance with the following formula, if after issuance of the Warrants, the Company issues additional shares of its common stock or transfers issued shares of its common stock at a price less than the then current market price of its shares of common stock. "Number of existing issued shares" as used in the following formula shall mean the total number of issued shares of common stock of the Company (excluding treasury shares held by the Company).

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of existing issued shares} + \dfrac{\text{Number of newly issued or transferred shares} \times \text{Issue or transfer price per share}}{\text{Market price per share}}}{\text{Number of existing issued shares} + \text{Number of newly issued or transferred shares}}$$

Furthermore, in the case of any stock split or consolidation of shares of common stock of the Company, or if the Company issues stock acquisition rights (including those attached to bonds with stock acquisition rights) entitling the owner to demand that the Company issue or transfer shares of its common stock at a price lower than the then current market

price thereof, or upon the occurrence of any other specified reason, the exercise price will be adjusted in an appropriate manner.

8.	Rationale for determining the issue price of the Warrant and the denominated amount thereof	Taking into account that the Warrants shall be issued together with the Bonds and Lopro Corporation 28,699 Class A Warrants (hereinafter referred to as the "Class A Warrants" in this section III), and that the terms and conditions upon which the Warrants shall be issued shall be determined in negotiation with the Manager referred to in 4 above coupled with the terms and conditions of the Bonds and the Class A Warrants, and taking also into consideration the total number, the period for exercise and other details of the Warrants and the marketability thereof, the issue price, the interest rate, the redemption date and other details of the Bonds, and the total number, the period for exercise and other details of the Class A Warrants, etc., the issue price of the Warrants has been determined as set forth in 2 above. Further, taking into account the market of the shares of common stock of the Company to be issued upon exercise of the Warrants, the denominated amount of the Warrants has been determined as set forth in 7 above, and the initial exercise price will be 30% over the closing price of the shares of common stock of the Company in ordinary trading on the Osaka Securities Exchange Co., Ltd. on September 6, 2004.
9.	Portion of the issue price of shares issuable upon exercise of a Warrant accounted for	The portion of the issue price of shares issuable upon exercise of a Warrant to be accounted for as the stated capital shall be obtained by multiplying such issue price by 0.5, and all amount less than one yen shall be rounded

	as stated capital	up.
10.	Portion accounted for as stated capital per share upon exercise of a Warrant at the initial exercise price	¥556
11.	Period for exercise of Warrants	The period for exercise of the Warrants will be from September 30, 2004 to September 22, 2009 (at the place where the Warrant is to be exercised), or if a resolution is passed at a general meeting of shareholders for the Company to become a wholly-owned subsidiary of another corporation by way of a share exchange (*kabushiki-kokan*) or a share transfer (*kabushiki-iten*) (but excluding certain circumstances provided in the terms and conditions of the Warrants), then up to 5 business days prior to the effective date of the share exchange or share transfer (if the business day immediately prior to the day on which the shares of common stock of the Company are delisted from Osaka Securities Exchange Co., Ltd. as a result of the abovementioned resolution arrives earlier, then up to such business day), or if such Warrant shall have been cancelled pursuant to 14 below, then up to the time of cancellation. In no event shall the Warrants be exercised after September 22, 2009 (at the place where the Warrant is to be exercised).
12.	Other terms and conditions for exercise of Warrants	No Warrant may be exercised in part only.

13.	Reasons and terms and conditions of cancellation of Warrants	No cancellation event is to be stipulated.
14.	Purchase of Warrants	The Company or any subsidiary of the Company may purchase Warrants in the open market or by other methods from time to time and may hold, resell or cancel such Warrants.
15.	Treatment of exercises of Warrants during a fiscal year	Annual or interim dividends (cash dividends pursuant to Article 293-5 of the Commercial Code of Japan) on the shares issued or transferred upon exercise of Warrants will be made with respect to the full dividend accrual period (at present a six-month period ending on March 31 and September 30 in each year) during which the relevant effective date of such exercise falls, on the basis that such issue or transfer had been made at the beginning of such dividend accrual period.
16.	Limitation on transfer and matters pertaining to issuance of certificates of the Warrants	None
17.	Form of certificates of the Warrants	Certificates of the Warrants are to be issued in bearer form.
18.	Reason of the issuance	Funding
19.	Listing stock exchange	The Warrants will not be listed.

(Reference)

1. Use of Capital

   (1) Use of Newly Raised Capital

   Proceeds are to be used to repay the Company's debts.

   (2) Change of Use of Previously Raised Capital

   Not applicable.

   (3) Effects on Forecast Results

   Cash flows are expected to be improved through the repayment of the Company's debts.

2. Dividends to Shareholders, etc.

   (1) Basic Policy Concerning Dividends

   The fundamental thinking underlying the Company's policy concerning dividends is that one of the most important policies of management is to return profits to shareholders. While enhancing retained earnings to strengthen the Company's core business, the Company maintains an aggressive stance in distributing profits in line with growth in company results.

   (2) Policy for Determining Dividends

   Dividends are determined in line with the philosophy outlined above.

(3) Use of Retained Earnings

The Company will use retained earnings to strengthen its core business and invest effectively in the development of its operations, with the objective of enhancing the efficiency of its investments in a medium- and long-term perspective such as by acquiring shares of its stock.

(4) Dividends for the Last Three Fiscal Periods

	Year ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2004
Current Net Income Per Share	-69.09 yen	-908.49 yen	29.19 yen
Dividend per Share	12.50 yen	- yen	3.00 yen
Actual Dividend Ratio	- %	- %	10.3 %
Return on Shareholders' Equity	- %	- %	2.8 %
Dividend to Shareholders' Equity Ratio	0.6%	- %	0.3 %

Notes:

1. Return on shareholders' equity is obtained from current net income of the applicable fiscal year divided by shareholders' equity (average of total capital as of the beginning of the fiscal year and total capital as of the end of the fiscal year).
2. Dividend to shareholders' equity ratio is obtained from the aggregate amount of dividends for the fiscal year divided by shareholders' equity (average of total capital as of the beginning of the fiscal year and total capital as of the end of the fiscal year).

3. Other

(1) Details of Equity Financing Conducted over the Last Three Years

(a) Equity Financings

Type of Issue	Capital Increase	Zero Coupon Convertible Bonds due 2006	Zero Coupon Convertible Bonds due 2009
Issue Amount	5.48 billion yen	7.5 billion yen	12.5 billion yen
Issue Date	September 18, 2002	November 4, 2003	May 27, 2004
Conversion Price	-------------	680 yen	614 yen
Shares Issued	10,000,000 shares	-------------	-------------

(b) Share Price Movement for the Last Three Fiscal Years and Immediately Prior to Issue

	Year ending March 31, 2002	Year ending March 31, 2003	Year ending March 31, 2004	Year ending March 31, 2005
Opening Price	1,046 yen	810 yen	255 yen	729 yen
High	1,759 yen	923 yen	778 yen	851 yen
Low	752 yen	246 yen	251 yen	545 yen
Closing Price	830 yen	255 yen	705 yen	796 yen
Price-Earnings Ratio	--	--	24.2	--

Notes:

1. Price data for the year ending March 31, 2005 is as of September 3, 2004.
2. The price-earnings ratio is the number obtained by dividing the share price (closing price) as of the end of the applicable fiscal year by the net income per share for the given period.

(2) Further Issues

In the event of receiving a notice relating to the further issues from the Manager of the Bonds due 2014, the Class A Warrants and the Class B Warrants prior to March 22, 2005, the Company intends to issue additionally bonds and warrants of the same kind as that of the aforementioned Bonds and Warrants. The aggregate principal amount of the bonds to be issued additionally shall be the amount notified by the aforementioned Manager, not exceeding ¥10 billion. The initial exercise price of the warrants to be issued additionally shall be determined by referring to the closing price of the shares of common stock of the Company as of the time when the terms and conditions for the issuance are determined, and the ratio of the additionally issued warrants to the additionally issued bonds shall be obtained by the same manner as the ratio of the Class A Warrants and the Class B Warrants to the Bonds, respectively. A separate resolution of the Board of Directors shall be passed to determine the details.

File Number: 82-4664

(English Translation)

October 5, 2004

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Director and Head of Corporate Planning Division
Tel.: (075) 321-6161


RECEIVED
APR 19 2005
213
SECTION

Announcement of Issuance of Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

At the meeting of the Board of Directors held on October 5, 2004, the Company resolved to issue its Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*). The particulars are as follows:

1. Name of the bonds — LOPRO CORPORATION Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*) (hereinafter referred to as the "Bonds with SARs", of which the bonds are hereinafter referred to as the "Bonds" and the stock acquisition rights are hereinafter referred to as the "SARs")

Note: The purpose of this press release is to make a general public announcement of the offering of Lopro's bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the bonds. This press release does not constitute an offer of securities in any region, including the United States. The securities may not be offered or sold in the United States absent of registration or an applicable exemption from registration requirements under the United States Securities Act of 1933 (the "Securities Act"). If any offering of securities is made in the United States, it will be by means of an English prospectus to be prepared in accordance with the Securities Act. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

2.	Issue price of the Bonds	100% of the principal amount of the Bonds (Face value of each Bond: ¥1 million)
3.	Issue price of SARs	Zero
4.	Payment date and date of issuance	October 22, 2004
5.	Matters pertaining to the offering	
	(1) Offering method	An offering made outside Japan (excluding the United States) mainly in the European Market through underwriting of the aggregate principal amount of the Bonds, by Deutsche Bank AG London as the manager. The Company has granted to the manager the option to subscribe the Bonds with SARs, up to an additional ¥2.5 billion in principal amount of Bonds, upon notice to the Company on or before October 19, 2004 (Tokyo time).
	(2) Offer price of the Bonds with SARs	102.5% of the principal amount of the Bonds
6.	Matters pertaining to the SARs	
	(1) Shares to be issued upon exercise of SARs	The kind of shares to be issued upon exercise of SARs shall be shares of common stock of the Company, and the number of shares of common stock of the Company to be newly-issued by the Company as well as the existing shares of common stock of the Company to be transferred by the Company pursuant to such exercise of SARs will be the number that is the aggregate issue price of the Bonds subject to a demand for exercise divided by the conversion price set forth in (3) below; provided,

however, that any fraction of a share arising upon exercise will be disregarded and no cash adjustment therefor will be made. A cash adjustment will be made in respect of shares constituting less than one unit issued upon exercise of a SAR, in which case an application for purchase of shares constituting less than one unit will be deemed to have been made in accordance with the Commercial Code of Japan.

(2) Total number of SARs to be issued	7,500 and the number obtained by dividing the aggregate principal amount of additional Bonds in respect of the Bonds with SARs to be issued upon exercise of options by the manager mentioned in 5(1) above by ¥1 million, plus the aggregate principal amount of the Bonds in respect of any replacement certificates of the Bonds with SARs that may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs, divided by ¥1 million.

(3) Payment to be made upon the exercise of SARs

(i) The amount to be paid upon the exercise of each SAR will be the same amount as the issue price of each Bond.

(ii) The conversion price will be determined by the Board of Directors at its meeting to be held hereafter.

(iii) The conversion price will be adjusted in accordance with the following formula if after issuance of the Bonds with SARs the Company issues additional shares of its common stock or disposes its issued shares of common stock at a price less than the then current market price of its shares of common stock. "Number of existing issued shares" as used in the following formula shall mean the total number of issued shares of the common stock of the Company (excluding treasury shares held by the Company).

$$\text{Conversion price after adjustment} = \text{Conversion price before adjustment} \times \frac{\text{Number of existing issued shares} + \dfrac{\text{Number of newly issued or disposed shares} \times \text{Issue or disposal price per share}}{\text{Market price per share}}}{\text{Number of existing issued shares} + \text{Number of newly issued or disposed shares}}$$

Note: The purpose of this press release is to make a general public announcement of the offering of Lopro's bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the bonds. This press release does not constitute an offer of securities in any region, including the United States. The securities may not be offered or sold in the United States absent of registration or an applicable exemption from registration requirements under the United States Securities Act of 1933 (the "Securities Act"). If any offering of securities is made in the United States, it will be by means of an English prospectus to be prepared in accordance with the Securities Act. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

	Furthermore, in the case of any stock split or consolidation of shares of common stock of the Company, or if the Company issues stock acquisition rights (including those attached to bonds with stock acquisition rights) entitling the owner to demand that the Company issue or transfer shares of its common stock at a price lower than the then current market price thereof, or upon the occurrence of any other specified reason, the conversion price will be adjusted in an appropriate manner.
	(iv) If, for 20 consecutive trading days (excluding any day when there is no closing price) immediately prior to October 22, 2005 (Tokyo time) (hereinafter referred to as the "Reset Date"), the average closing price (rounded upward to the nearest one yen) of the shares of the Company's common stock on the Osaka Securities Exchange Co., Ltd. in ordinary trading (hereinafter referred to as the "Reset Date Price") is at least one yen less than the conversion price in effect immediately prior to the Reset Date, the conversion price shall, on and from the Reset Date, be reset to the Reset Date Price; provided, however, that the conversion price so reset shall not be less than 85% of the conversion price in effect immediately prior to the Reset Date.
(4) Rationale for determining the issue price of the SAR as zero and the amount to be paid upon exercise	To be determined by the Board of Directors at its meeting to be held hereafter.

thereof	
(5) Portion of the issue price of shares issuable upon exercise of a SAR to be accounted for as stated capital	The portion of the issue price of shares issuable upon exercise of a SAR to be accounted for as the stated capital shall be obtained by multiplying such issue price by 0.5, and all amount less than one yen shall be rounded up.
(6) Period for exercise of SARs	The period for exercise of the SARs will be from November 5, 2004 to October 7, 2011 (at the place where the SAR is to be exercised), or if the relevant Bonds shall have been called for redemption at the option of the Company pursuant to 7(5)(i) below (excluding early redemption in the event the Company becomes a wholly-owned subsidiary of another corporation referred to in 7(5)(i)(d) below), then up to the business day immediately prior to the redemption date, or if a resolution is passed at a general meeting of shareholders for the Company to become a wholly-owned subsidiary of another corporation by way of a share exchange (*kabushiki-kokan*) or a share transfer (*kabushiki-iten*) (but excluding certain circumstances provided in the terms and conditions of the Bonds with SARs), then up to the fifth business day prior to the effective date of the share exchange or share transfer (if the business day immediately prior to the day on which the shares of common stock of the Company are delisted from Osaka Securities Exchange Co., Ltd. as a result of the abovementioned resolution arrives earlier, then up to such business day), or if the relevant Bond shall become due to be redeemed at the option of the holder of the Bond with SARs pursuant to 7(5)(ii) below, then up to the time when the relevant notice of redemption is

	deposited at the specified office of the paying agent provided in the terms and conditions of the Bonds with SARs, or if such Bond shall have been cancelled pursuant to 7(4) below, then up to the time when such Bond is so cancelled, or if such Bond shall become due and repayable, then up to the time when such Bond becomes so due and repayable. In no event shall the SARs be exercised after October 7, 2011 (at the place where the SAR is to be exercised).
(7) Other terms and conditions for exercise of SARs	No SAR may be exercised in part only.
(8) Reasons and terms and conditions of cancellation of SARs	No cancellation event is to be stipulated.
(9) Treatment of exercises of SARs during a fiscal year	Annual or interim dividends (cash dividends pursuant to Article 293-5 of the Commercial Code of Japan) on the shares issued or transferred upon exercise of SARs will be made with respect to the full dividend accrual period (at present a six-month period ending on March 31 and September 30 in each year) during which the relevant effective date of such exercise falls, on the basis that such issue or transfer had been made at the beginning of such dividend accrual period.

7. Matters pertaining to the Bonds

(1) Aggregate principal amount	¥7.5 billion and the aggregate principal amount of additional Bonds in respect of the Bonds with SARs to be issued upon exercise of options by the manager

	mentioned in 5(1) above, plus the aggregate principal amount of the Bonds in respect of any replacement certificates of the Bonds with SARs which may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs.
(2) Interest rate of the Bonds	The Bonds will bear no interest.
(3) Redemption at maturity	To be redeemed at par on October 22, 2011 (Maturity Date).
(4) Purchase and cancellation	The Company or any subsidiary of the Company may purchase Bonds in the open market or by other methods from time to time and may hold, resell or cancel such Bonds.
(5) Early redemption	
(i) Early redemption at the option of the Company	(a) Early redemption pursuant to the provision of 130 per cent. call option: On and after October 22, 2007 but prior to October 7, 2011, the Company may, at its option, having given not less than 30 nor more than 60 days' prior notice to the holders of the Bonds with SARs, redeem all (but not in part) of the outstanding Bonds at their principal amount, in the event the closing price of the shares of the Company's common stock in ordinary trading on the Osaka Securities Exchange Co., Ltd. for any 20 consecutive trading days (but excluding any day when there is no such closing price), the last of which occurs not more than 30 days prior to the date upon which the notice of such redemption is first

published, exceeds the applicable conversion price described in 6(3) above for each such trading day by 130% or more.

(b) Early redemption pursuant to the clean-up call clause:
The Company may, having given not less than 30 nor more than 60 days' prior notice to the Trustee and the holders of the Bonds with SARs, redeem all, but not some only, of the Bonds then outstanding at 100% of their principal amount on the date specified in the relevant notice, only if exercise of SARs, purchase and cancellation or redemption in respect of 90% or more in the aggregate principal amount of the Bonds originally issued have been effected prior to the date the relevant notice is given.

(c) Early redemption for taxation reasons:
The Company may, at its option, having given not less than 30 nor more than 60 days' prior notice to the holders of the Bonds with SARs, redeem all, but not some only, of the Bonds then outstanding at their principal amount, if the Company satisfies the Trustee that it has or will become obliged to pay additional amounts in respect of any payment of the Bonds as provided in the terms and conditions of the Bonds with SARs as a result of any change in, or amendment to, Japanese taxation system etc., and if such obligation cannot be avoided by the Company taking reasonable measures available to it; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional

amounts.

(d) Early redemption in the event the Company becomes a wholly-owned subsidiary of another corporation:

In the event of the Company becoming a wholly-owned subsidiary of another corporation by way of a share exchange (*kabushiki-kokan*) or a share transfer (*kabushiki-iten*) (hereinafter referred to as the "Share Exchange"), if it is legally possible and practicable, the Company will use its best endeavours to cause that corporation to execute a trust deed supplemental to the Trust Deed and to structure the transaction in a manner which ensures that the holder of the Bonds with SARs shall have the right to receive, upon exercise of SARs after the Share Exchange, the shares of that corporation (hereinafter referred to as "Parent Company Shares") receivable upon such Share Exchange, had a holder of the Bonds with SARs exercised the SAR immediately prior to such Share Exchange. If the acquisition of Parent Company Shares following the exercise of SARs is not then legally possible or practicable, the Company will use its best endeavours to cause that corporation to make an offer to holders of Bonds with SARs to exchange each such Bond with SARs for a bond with stock acquisition rights issued by such corporation which allows the holder to acquire Parent Company Shares. If such proposal is not made or such proposal is not acceptable to all holders of Bonds with SARs, the Company shall, having given notice to the holder of the Bonds with SARs to such effect, redeem all, but not some only, of the Bonds then

outstanding at the percentage of the principal amount of the Bonds indicated below.

From October 23, 2004 to October 22, 2005	106%
From October 23, 2005 to October 22, 2006	105%
From October 23, 2006 to October 22, 2007	104%
From October 23, 2007 to October 22, 2008	103%
From October 23, 2008 to October 22, 2009	102%
From October 23, 2009 to October 22, 2010	101%
From October 23, 2010 to October 21, 2011	100%

(ii) Early redemption at the option of the holder of the Bonds with SARs

The holder of the Bonds with SARs is entitled to require the Company to redeem his/her Bonds at 100% of their principal amount on October 22, 2008. To exercise such option, the holder of the Bonds with SARs shall deposit a notice of redemption in the prescribed form together with the relevant certificate of the Bonds with SARs at the office of the paying agent provided in the terms and conditions of the Bonds with SARs within the period of not less than 30 days nor more than 60 days prior to the redemption date above.

(6) Form of the certificates of the Bonds

Certificates of the Bonds with SARs are to be issued in bearer form.

(7) Security or guaranty

None

(8) Principal special financial covenants

Negative pledge clause shall apply.

8. Listing stock exchange

The Bonds with SARs will be listed on the Singapore Exchange.

9. Matters pertaining to

Upon exercise of the SAR, the holder of the Bond

substitute payment	exercising such SAR shall be deemed to have made a request to the Company that, in lieu of the full redemption of the Bond with such SAR, the Company treat such exercise as the payment by the holder of the Bond of the full amount required to be paid upon exercise of the SAR, as set forth under items 7 and 8 of paragraph 1 of Article 341-3 of the Commercial Code of Japan.
10. Other	In connection with this offering, in case it becomes necessary pursuant to the market price trend, stabilizing operations provided in paragraph 1, Article 20 of the Cabinet Order of the Securities and Exchange Law of Japan may be conducted with respect to the listing shares which will be issued by the Company. In that case, stock exchanges setting up securities markets for stabilizing operations shall be Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd., but stabilizing operations shall primarily be conducted in securities markets set up by Osaka Securities Exchange Co., Ltd.

(Reference)

1. Use of Capital

(1) Use of Newly Raised Capital

Proceeds are to be used for the Company's working capital for its general business.

(2) Change of Use of Previously Raised Capital

Not applicable.

(3) Effects on Forecast Results

No change from the forecasts of results released on May 21, 2004.

2. Dividends to Shareholders, etc.

(1) Basic Policy Concerning Dividends

The fundamental thinking underlying the Company's policy concerning dividends is that one of the most important policies of management is to return profits to shareholders. While giving due consideration on its dividend payout in accordance with growth in the Company's results and, at the same time, enhancing retained earnings to strengthen the Company's core business, the Company maintains an aggressive stance in distributing profits to shareholders.

(2) Policy for Determining Dividends

Dividends are determined in line with the philosophy outlined above.

(3) Use of Retained Earnings

The Company will use retained earnings to strengthen its core business and invest effectively in the development of its operations, with the objective of enhancing the efficiency of its investments in a medium- and long-term perspective such as by acquiring shares of its stock.

(4) Dividends for the Last Three Fiscal Periods

	Year ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2004
Current Net Income Per Share	- 69.09 yen	- 908.49 yen	29.19 yen
Dividend per Share	12.50 yen	- yen	3.00 yen
Actual Dividend Ratio	- %	- %	10.3 %
Return on Shareholders' Equity	- %	- %	2.8 %
Dividend to Shareholders' Equity Ratio	0.6 %	- %	0.3 %

Notes:

1. Return on shareholders' equity is obtained from current net income of the applicable fiscal year divided by shareholders' equity (average of total capital as of the beginning of the fiscal year and total capital as of the end of the fiscal year).
2. Dividend to shareholders' equity ratio is obtained from the aggregate amount of dividends for the fiscal year divided by shareholders' equity (average of total capital as of the beginning of the fiscal year and total capital as of the end of the fiscal year).

3. Other

(1) Details of Equity Financing Conducted Over the Last Three Years

(a) Equity Financings

Type of Issue	Capital Increase	Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights)	Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights)
Issue Amount	5.48 billion yen	7.5 billion yen	12.5 billion yen
Issue Date	September 18, 2002	November 4, 2003	May 27, 2004
Conversion Price	-------------	680 yen	614 yen
Shares Issued	10,000,000 shares	-------------	-------------

Type of Issue	Class A Warrants (stock acquisition rights)	Class B Warrants (stock acquisition rights)
Issue Amount	520 million yen	140 million yen
Issue Date	September 22, 2004	September 22, 2004
Total Number of Warrants Issued	28,699	14,720
Exercise Price	784 yen	1,019 yen
Number of Shares to be Issued	100 shares per warrant	100 shares per warrant

(b) Share Price Movement for the Last Three Fiscal Years and Immediately Prior to Issue

	Year ending March 31, 2002	Year ending March 31, 2003	Year ending March 31, 2004	Year ending March 31, 2005
Opening Price	1,046 yen	810 yen	255 yen	729 yen
High	1,759 yen	923 yen	778 yen	851 yen
Low	752 yen	246 yen	251 yen	545 yen
Closing Price	830 yen	255 yen	705 yen	789 yen
Price-Earnings Ratio	--	--	24.2	--

Notes:

1. Price data for the year ending March 31, 2005 is as of October 4, 2004.
2. The price-earnings ratio is the number obtained by dividing the share price (closing price) as of the end of the applicable fiscal year divided by the net income per share for the given period.

File Number: 82-4664

(English Translation)

October 5, 2004


SEC MAIL PROCESSING
RECEIVED
APR 19 2005
WASH. D.C. 213
SECTION

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Director and Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Change in Aggregate Principal Amount and Determination of Terms and Conditions of Issuance of Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

A change in the aggregate principal amount and some terms and conditions of the issuance of the Company's Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*) (hereinafter referred to as the "Bonds with SARs", of which the bonds are hereinafter referred to as the "Bonds" and the stock acquisition rights are hereinafter referred to as the "SARs"), which issuance had been resolved at the meeting of the Board of Directors of the Company held on October 5, 2004, were decided. The particulars are as follows:

1. Change in aggregate principal amount

(1) Aggregate principal amount	¥10 billion and the aggregate principal amount of additional Bonds in respect of the Bonds with SARs to

Note: The purpose of this press release is to make a general public announcement of the offering of Lopro's bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the bonds. This press release does not constitute an offer of securities in any region, including the United States. The securities may not be offered or sold in the United States absent of registration or an applicable exemption from registration requirements under the United States Securities Act of 1933 (the "Securities Act"). If any offering of securities is made in the United States, it will be by means of an English prospectus to be prepared in accordance with the Securities Act. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

	be issued upon exercise of options by the manager, plus the aggregate principal amount of the Bonds in respect of any replacement certificates of the Bonds with SARs which may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs.
(2) Total number of SARs to be issued	10,000 and the number obtained by dividing the aggregate principal amount of additional Bonds in respect of the Bonds with SARs to be issued upon exercise of options by the manager by ¥1 million, plus the number obtained by dividing the aggregate principal amount of Bonds in respect of any replacement certificates of the Bonds with SARs that may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs by ¥1 million.
(3) Offering method	An offering made outside Japan (excluding the United States) mainly in the European Market through underwriting of the aggregate principal amount of the Bonds, by Deutsche Bank AG London as the manager. The Company has granted to the manager the option to subscribe the Bonds with SARs, up to an additional ¥1.5 billion in principal amount of Bonds, upon notice to the Company on or before October 19, 2004 (Tokyo time).

2. Matters pertaining to the terms and conditions of the issuance

(1) The price to be paid upon the exercise of each SAR	The same amount as the issue price of the Bond
Conversion price	¥767

Note: The purpose of this press release is to make a general public announcement of the offering of Lopro's bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the bonds. This press release does not constitute an offer of securities in any region, including the United States. The securities may not be offered or sold in the United States absent of registration or an applicable exemption from registration requirements under the United States Securities Act of 1933 (the "Securities Act"). If any offering of securities is made in the United States, it will be by means of an English prospectus to be prepared in accordance with the Securities Act. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

(reference)

Share prices, etc. on the determination date (October 5, 2004)

(i) Share price (closing price) on the Osaka Securities Exchange	¥767
(ii) Rate of increase over the closing price = {conversion price / share price (closing price) − 1}×100	0.0%

(2) Amount of the issue price of new shares to be accounted for as stated capital	¥384*

*Amount per share to be accounted for as stated capital when a SAR has been exercised pursuant to the conversion price above

(3) Rationale for determining the issue price of the SAR as zero and the amount to be paid upon exercise thereof

The issue price of the SAR has been determined as zero, taking into consideration that the SARs are incorporated in the Bonds with SARs and shall not be transferable separately from the Bonds, and that upon exercise of the SARs, it shall be deemed that substitute payment of the Bonds occurred and taking into consideration the nature of the market of the Bonds with SARs. Further, taking into consideration that the issue price of the Bonds shall be the principal amount of the Bonds, that the Bonds will not bear interest, and also taking into consideration the terms and conditions for the exercise of SARs and the market of the shares of common stock of the Company to be issued upon exercise of SARs, the amount to be paid upon exercise of each SAR has been determined as the amount equal to the issue price of the Bonds, and the initial conversion price will be the same as the closing price of the shares of the Company's common stock in ordinary trading on the Osaka Securities Exchange Co., Ltd. on October 5, 2004.

(Reference) Outline of the Company's Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*) (announced on October 5, 2004):

(1) Aggregate principal amount	¥7.5 billion and the aggregate principal amount of additional Bonds in respect of the Bonds with SARs to be issued upon exercise of options by the manager, plus the aggregate principal amount of the Bonds in respect of any replacement certificates of the Bonds with SARs which may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs.
(2) Date of resolution of issuance	October 5, 2004
(3) Payment date and date of issuance	October 22, 2004
(4) Period for exercise of SARs	The period for exercise of the SARs will be from November 5, 2004 to October 7, 2011 (at the place where the SAR is to be exercised), or if the relevant Bonds shall have been called for redemption at the option of the Company (excluding early redemption in the event the Company becomes a wholly-owned subsidiary of another corporation), then up to the business day immediately prior to the redemption date, or if a resolution is passed at a general meeting of shareholders for the Company to become a wholly-owned subsidiary of another corporation by way of a

share exchange (*kabushiki-kokan*) or a share transfer (*kabushiki-iten*) (but excluding certain circumstances provided in the terms and conditions of the Bonds with SARs), then up to the fifth business day prior to the effective date of the share exchange or share transfer (if the business day immediately prior to the day on which the shares of common stock of the Company are delisted from Osaka Securities Exchange Co., Ltd. as a result of the abovementioned resolution arrives earlier, then up to such business day), or if the relevant Bond shall become due to be redeemed at the option of the holder of the Bond with SARs, then up to the time when the relevant notice of redemption is deposited at the specified office of the paying agent provided in the terms and conditions of the Bonds with SARs, or if such Bond shall have been cancelled, then up to the time when such Bond is so cancelled, or if such Bond shall become due and repayable, then up to the time when such Bond becomes so due and repayable. In no event shall the SARs be exercised after October 7, 2011 (at the place where the SAR is to be exercised).

(5) Maturity Date — October 22, 2011

File Number: 82-4664

(English Translation)

October 19, 2004

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Director and Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Final Determination of the Total Amount of Issuance of Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

The total amount of issuance of Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*) (hereinafter referred to as the "Bonds with SARs", of which the bonds are hereinafter referred to as the "Bonds" and the stock acquisition rights are hereinafter referred to as the "SARs"), which issuance had been resolved at the meeting of the Board of Directors on October 5, 2004, and which terms and conditions thereof had been determined thereafter on the same day, has finally been determined. The particulars are as follows.

Note: The purpose of this press release is to make a general public announcement of the offering of Lopro's bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the bonds. This press release does not constitute an offer of securities in any region, including the United States. The securities may not be offered or sold in the United States absent of registration or an applicable exemption from registration requirements under the United States Securities Act of 1933 (the "Securities Act"). If any offering of securities is made in the United States, it will be by means of an English prospectus to be prepared in accordance with the Securities Act. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

(1) Total number of SARs to be issued

The total number of SARs to be issued is 11,500, plus the aggregate principal amount of the Bonds in respect of any replacement certificates of the Bonds with SARs that may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs, divided by ¥1 million.

(2) Total amount of issuance

11.5 billion yen, plus the aggregate principal amount of the Bonds in respect of any replacement certificates of the Bonds with SARs which may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs.

(For Reference Only):

1. Date of resolution of issuance: October 5, 2004
2. Payment date and date of issuance: October 22, 2004
3. Maturity Date: October 22, 2011
4. The Company had granted to the Manager an option to subscribe the Bonds with SARs up to an additional ¥1.5 billion in principal amount of the Bonds and received notification that the option would be exercised with respect to the full amount of ¥1.5 billion in principal amount of the Bonds, hence the total amount of issuance has finally been determined as described above.

File Number: 82-4664

(English Translation)

October 22, 2004

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Director and Head of Corporate
Planning Division
Tel.: (075) 321-6161

Announcement of Changes of Conversion and Exercise Prices

We hereby announce that changes of conversion and exercise prices have been determined as described below.

1. Changes of conversion and exercise prices:

(Name of Securities)	(Conversion Price or Exercise Price after Change)	(Current Conversion Price or Exercise Price)
Zero Coupon Convertible Bonds due 2014	7,297.7 yen	7,320.6 yen
Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights)	665.0 yen	667.3 yen
Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights)	611.7 yen	614 yen
Class A Warrants (issued in September 2004)	781.0 yen	784 yen
Class B Warrants (issued in September 2004)	1,015.2 yen	1,019 yen

2. Effective date of change:

From October 23, 2004

3. Reason for change:

The conversion and exercise prices applicable to the respective series of securities have been adjusted pursuant to the applicable clauses relating to adjustment of conversion price or exercise price therefor, due to the issuance of Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights) resolved at the meeting of the Board of Directors of the Company held on October 5, 2004.

File Number: 82-4664

(English Translation)

November 5, 2004

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Director and Head of Corporate
Planning Division
Tel.: (075) 321-6161

Announcement of Change of Exercise Price, Etc.

We hereby announce that change of exercise price, etc. has been determined as described below.

1. Name of bonds subject to change:

   Class A Warrants (issued in September 2004)

2. Change of exercise price, etc.

	(After Change)	(Before Change)
Exercise Price	717 yen	781.0 yen
Denominated amount of Warrants	71,975 yen	78,400 yen
Portion accounted for as stated capital per share upon exercise of a Warrant	451 yen	483 yen

3. Effective date of change:

   From November 5, 2004

4. Reason for change:

The exercise price, etc. were changed pursuant to the clauses relating to reset of exercise price for the above Warrants.

File Number: 82-4664

(English Translation)

December 16, 2004

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Director and Head of Corporate Management Headquarters
Tel.: (075) 321-6161

Announcement of Issuance of ¥10,000,000,000 3.49 per cent. Bonds due 2014 - Series II, 21,097 Class A Warrants - Series II and 10,822 Class B Warrants - Series II

At the meeting of the Board of Directors of the Company held on December 16, 2004, the Company resolved to issue its ¥10,000,000,000 3.49 per cent. Bonds due 2014 - Series II, 21,097 Class A Warrants - Series II and 10,822 Class B Warrants - Series II as follows. The particulars are set out below:

I. ¥10,000,000,000 3.49 per cent. Bonds due 2014 - Series II

1.	Name of the bonds	LOPRO CORPORATION ¥10,000,000,000 3.49 per cent. Bonds due 2014 - Series II (hereinafter referred to as the "Bonds")
2.	Aggregate principal amount	¥10 billion plus the aggregate principal amount of the Bonds in respect of any replacement certificates of the Bonds which may be issued upon receipt of appropriate

		evidence and indemnity for lost, stolen or destroyed certificates of the Bonds.
3.	Issue price	95.85% of the principal amount of the Bonds (Face value of each Bond: ¥100 million)
4.	Payment date and date of issuance	January 14, 2005
5.	Offering method	An offering made outside Japan (excluding the United States) mainly in the European Market through underwriting of the aggregate principal amount of the Bonds, by Deutsche Bank AG London as the Manager.
6.	Interest rate	3.49% per annum of the principal amount of the Bonds
7.	Method of payment of interest and interest payment date	Interest shall be payable semi-annually on March 22 and September 22 in each year; provided, however, that the first payment of interest in respect of the period beginning on (and including) January 14, 2005 and ending on (but excluding) March 22, 2005 shall be payable on March 22, 2005.
8.	Redemption date and method of redemption	To be redeemed at par on September 22, 2014 (Redemption Date).
9.	Purchase and cancellation	The Company or any subsidiary of the Company may purchase Bonds in the open market or by other methods from time to time and may hold, resell or cancel such Bonds.
10.	Early redemption	
	(1) Early redemption at the option of the Company	(i) Early redemption for taxation reasons: The Company may, at its option, having given not less than 30 nor more than 60 days' prior notice to the holders of the Bonds, redeem all, but not some only, of the Bonds then outstanding at their principal amount,

together with interest accrued to the date fixed for such redemption, if the Company satisfies the Trustee that it has or will become obliged to pay additional amounts as provided in the terms and conditions of the Bonds as a result of any change in, or amendment to, Japanese taxation system etc., and if such obligation cannot be avoided by the Company taking reasonable measures available to it; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional amounts.

(ii) Optional redemption:
The Company may, having given not less than 15 nor more than 45 days' prior notice to the holders of the Bonds, redeem all, but not some only, of the Bonds then outstanding at their principal amount, together with accrued interest, on any interest payment date falling on or after September 22, 2008.

(2) Early redemption at the option of the holder of the Bonds

(i) Early redemption on a fixed date:
The holder of any Bond is entitled to require the Company to redeem such Bond at its principal amount, together with accrued interest, on any interest payment date falling on or after September 22, 2006.

(ii) Early redemption in the event of a change in ratings:
If the Long-term Credit Rating of the Company issued by Fitch Ratings is downgraded to or below B- on or prior to September 22, 2006, the holder of any Bond is entitled to require the Company to redeem such Bond at its principal amount, together with accrued interest.

11. Form of certificates of

Certificates of the Bonds are to be issued in bearer form with coupons.

the Bonds

12.	Security or guaranty	None
13.	Principal special financial covenants	Negative pledge clause shall apply.
14.	Listing stock exchange	The Bonds will be listed on the Singapore Exchange Securities Trading Limited.

II. 21,097 Class A Warrants - Series II

1.	Name of the warrants	LOPRO CORPORATION 21,097 Class A Warrants - Series II (stock acquisition rights, or *shinkabu yoyakuken*) (hereinafter referred to as the "Warrants" in this section II)
2.	Issue price	Aggregate issue price: ¥337,193,351 (¥15,983 per Warrant)
3.	Payment date and date of issuance	January 14, 2005
4.	Offering method	An offering made outside Japan (excluding the United States) mainly in the European Market through underwriting of the aggregate principal amount of the Warrants, by Deutsche Bank AG London as the Manager.
5.	Shares to be issued upon exercise of Warrants	The kind of shares to be issued upon exercise of Warrants shall be shares of common stock of the Company, and the number of shares of common stock of the Company to be newly-issued by the Company as well as the existing shares of common stock of the Company to be transferred by the Company pursuant to such exercise of Warrants will be the number that is the aggregate denominated amount of the Warrants subject

to a demand for exercise divided by the exercise price set forth in 7 below; provided, however, that any fraction of a share arising upon exercise will be disregarded and no cash adjustment therefor will be made. A cash adjustment will be made in respect of shares constituting less than one unit issued upon exercise of a Warrant, in which case an application for purchase of shares constituting less than one unit will be deemed to have been made in accordance with the Commercial Code of Japan.

6.	Total number of Warrants to be issued	21,097 plus the number of Warrants in respect of any replacement certificates of the Warrants that may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Warrants.
7.	Denominated amount of Warrants	(i) The denominated amount of each Warrant will be ¥71,100; provided, however, that in case a reset referred to in (iv) below occurs, it shall, on and from the Reset Date (as defined in (iv) below, and hereinafter the same in this paragraph 7), be reset to an amount obtained by multiplying the exercise price so reset by the number obtained by dividing the denominated amount of each Warrant in effect immediately prior to the Reset Date by the exercise price in effect immediately prior to the Reset Date. (ii) The exercise price will initially be ¥711.

(iii) The exercise price will be adjusted in accordance with the following formula, if after issuance of the Warrants, the Company issues additional shares of its common stock or disposes issued shares of its common stock at a price less than the then current market price of its shares of common stock. "Number of existing issued shares" as used in the following formula shall mean the total number of issued shares of common stock of the Company (excluding treasury shares held by the Company).

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of existing issued shares} + \dfrac{\text{Number of newly issued or disposed shares} \times \text{Issue or disposal price per share}}{\text{Market price per share}}}{\text{Number of existing issued shares} + \text{Number of newly issued or disposed shares}}$$

Furthermore, in the case of any stock split or consolidation of shares of common stock of the Company, or if the Company issues stock acquisition rights (including those attached to bonds with stock acquisition rights) entitling the owner to demand that the Company issue or transfer shares of its common stock at a price lower than the then current market price thereof, or upon the occurrence of any other specified reason, the exercise price will be adjusted in an appropriate manner.

(iv) If, for 20 consecutive trading days (excluding any

day when there is no such closing price) immediately prior to each of March 22, 2005, September 22, 2005 and September 22, 2006 (Tokyo time, respectively) (hereinafter referred to as the "Reset Date"), the average closing price of the shares of common stock of the Company on the Osaka Securities Exchange Co., Ltd. in ordinary trading (hereinafter referred to as the "Reset Date Price") is less than the exercise price in effect immediately prior to the Reset Date, the exercise price shall, on and from the Reset Date, be reset to the Reset Date Price; provided, however, that the exercise price so reset shall not be less than 82.5% of the initial exercise price (in the case of a reset occurring on the first and second Reset Date) (provided that it shall be subject to the adjustments made before each such Reset Date pursuant to (iii) above) and (in the case of a reset occurring on the third Reset Date) the exercise price in effect immediately prior to such Reset Date, respectively.

8.	Rationale for determining the issue price of the Warrant and the denominated amount thereof	Taking into account that the Warrants shall be issued together with the Bonds and LOPRO CORPORATION 10,822 Class B Warrants - Series II (hereinafter referred to as the "Class B Warrants" in this section II), and that the terms and conditions upon which the Warrants shall be issued shall be determined in negotiation with the Manager referred to in 4 above coupled with the terms and conditions of the Bonds and the Class B Warrants, and taking also into consideration the total number, the period for exercise and other details of the Warrants and the marketability thereof, the issue price, the interest rate, the redemption date and other details of the Bonds, and the total number, the period for exercise and other details

of the Class B Warrants, etc., the issue price of the Warrants has been determined as set forth in 2 above. Further, taking into account the market of the shares of common stock of the Company to be issued upon exercise of the Warrants, the denominated amount of the Warrants has been determined as set forth in 7 above, and the initial exercise price will be the same price as the closing price of the shares of common stock of the Company in ordinary trading on the Osaka Securities Exchange Co., Ltd. on December 16, 2004.

9. Portion of the issue price of shares issuable upon exercise of a Warrant accounted for as stated capital

The portion of the issue price of shares issuable upon exercise of a Warrant to be accounted for as the stated capital shall be obtained by multiplying such issue price by 0.5, and all amount less than one yen shall be rounded up.

10. Portion accounted for as stated capital per share upon exercise of a Warrant at the initial exercise price

¥436

11. Period for exercise of Warrants

The period for exercise of the Warrants will be from January 21, 2005 to September 22, 2009 (at the place where the Warrant is to be exercised), or if a resolution is passed at a general meeting of shareholders for the Company to become a wholly-owned subsidiary of another corporation by way of a share exchange (*kabushiki-kokan*) or a share transfer (*kabushiki-iten*) (but excluding certain circumstances provided in the terms and conditions of the Warrants), then up to 5 business days prior to the effective date of the share exchange or share transfer (if the business day

	immediately prior to the day on which the shares of common stock of the Company are delisted from Osaka Securities Exchange Co., Ltd. as a result of the abovementioned resolution arrives earlier, then up to such business day), or if such Warrant shall have been cancelled pursuant to 14 below, then up to the time of cancellation. In no event shall the Warrants be exercised after September 22, 2009 (at the place where the Warrant is to be exercised).
12. Other terms and conditions for exercise of Warrants	No Warrant may be exercised in part only.
13. Reasons and terms and conditions of cancellation of Warrants	No cancellation event is to be stipulated.
14. Purchase of Warrants	The Company or any subsidiary of the Company may purchase Warrants in the open market or by other methods from time to time and may hold, resell or cancel such Warrants.
15. Treatment of exercises of Warrants during a fiscal year	Annual or interim dividends (cash dividends pursuant to Article 293-5 of the Commercial Code of Japan) on the shares issued or transferred upon exercise of Warrants will be made with respect to the full dividend accrual period (at present a six-month period ending on March 31 and September 30 in each year) during which the relevant effective date of such exercise falls, on the basis that such issue or transfer had been made at the beginning of such dividend accrual period.
16. Limitation on transfer and matters pertaining	None

	to issuance of certificates of the Warrants	
17.	Form of certificates of the Warrants	Certificates of the Warrants are to be issued in bearer form.
18.	Reason of the issuance	Funding
19.	Listing stock exchange	The Warrants will not be listed.

III. 10,822 Class B Warrants - Series II

1.	Name of the warrants	LOPRO CORPORATION 10,822 Class B Warrants - Series II (stock acquisition rights, or *shinkabu yoyakuken*) (hereinafter referred to as the "Warrants" in this section III)
2.	Issue price	Aggregate issue price: ¥77,950,866 (¥7,203 per Warrant)
3.	Payment date and date of issuance	January 14, 2005
4.	Offering method	An offering made outside Japan (excluding the United States) mainly in the European Market through underwriting of the aggregate principal amount of the Warrants, by Deutsche Bank AG London as the Manager.
5.	Shares to be issued upon exercise of Warrants	The kind of shares to be issued upon exercise of Warrants shall be shares of common stock of the Company, and the number of shares of common stock of the Company to be newly-issued by the Company as well as the existing shares of common stock of the Company to be transferred by the Company pursuant to such exercise of Warrants will be the number that is the

aggregate denominated amount of the Warrants subject to a demand for exercise divided by the exercise price set forth in 7 below; provided, however, that any fraction of a share arising upon exercise will be disregarded and no cash adjustment therefor will be made. A cash adjustment will be made in respect of shares constituting less than one unit issued upon exercise of a Warrant, in which case an application for purchase of shares constituting less than one unit will be deemed to have been made in accordance with the Commercial Code of Japan.

6.	Total number of Warrants to be issued	10,822 plus the number of Warrants in respect of any replacement certificates of the Warrants that may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Warrants.
7.	Denominated amount of Warrants	(i) The denominated amount of each Warrant will be ¥92,400. (ii) The exercise price will initially be ¥924. (iii) The exercise price will be adjusted in accordance with the following formula, if after issuance of the Warrants, the Company issues additional shares of its common stock or disposes issued shares of its common stock at a price less than the then current market price of its shares of common stock. "Number of existing issued shares" as used in the following formula shall mean the total number of issued shares of common stock of the Company (excluding treasury shares held by the Company).

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of existing issued shares} + \dfrac{\text{Number of newly issued or disposed shares} \times \text{Issue or disposal price per share}}{\text{Market price per share}}}{\text{Number of existing issued shares} + \text{Number of newly issued or disposed shares}}$$

Furthermore, in the case of any stock split or consolidation of shares of common stock of the Company, or if the Company issues stock acquisition rights (including those attached to bonds with stock acquisition rights) entitling the owner to demand that the Company issue or transfer shares of its common stock at a price lower than the then current market price thereof, or upon the occurrence of any other specified reason, the exercise price will be adjusted in an appropriate manner.

8. Rationale for determining the issue price of the Warrant and the denominated amount thereof	Taking into account that the Warrants shall be issued together with the Bonds and LOPRO CORPORATION 21,097 Class A Warrants - Series II (hereinafter referred to as the "Class A Warrants" in this section III), and that the terms and conditions upon which the Warrants shall be issued shall be determined in negotiation with the Manager referred to in 4 above coupled with the terms and conditions of the Bonds and the Class A Warrants, and taking also into consideration the total number, the period for exercise and other details of the Warrants and the marketability thereof, the issue price, the interest rate,

the redemption date and other details of the Bonds, and the total number, the period for exercise and other details of the Class A Warrants, etc., the issue price of the Warrants has been determined as set forth in 2 above. Further, taking into account the market of the shares of common stock of the Company to be issued upon exercise of the Warrants, the denominated amount of the Warrants has been determined as set forth in 7 above, and the initial exercise price will be 30% over the closing price of the shares of common stock of the Company in ordinary trading on the Osaka Securities Exchange Co., Ltd. on December 16, 2004.

9.	Portion of the issue price of shares issuable upon exercise of a Warrant accounted for as stated capital	The portion of the issue price of shares issuable upon exercise of a Warrant to be accounted for as the stated capital shall be obtained by multiplying such issue price by 0.5, and all amount less than one yen shall be rounded up.
10.	Portion accounted for as stated capital per share upon exercise of a Warrant at the initial exercise price	¥499
11.	Period for exercise of Warrants	The period for exercise of the Warrants will be from January 21, 2005 to September 22, 2009 (at the place where the Warrant is to be exercised), or if a resolution is passed at a general meeting of shareholders for the Company to become a wholly-owned subsidiary of another corporation by way of a share exchange (*kabushiki-kokan*) or a share transfer (*kabushiki-iten*) (but excluding certain circumstances provided in the terms and conditions of the Warrants), then up to 5

business days prior to the effective date of the share exchange or share transfer (if the business day immediately prior to the day on which the shares of common stock of the Company are delisted from Osaka Securities Exchange Co., Ltd. as a result of the abovementioned resolution arrives earlier, then up to such business day), or if such Warrant shall have been cancelled pursuant to 14 below, then up to the time of cancellation. In no event shall the Warrants be exercised after September 22, 2009 (at the place where the Warrant is to be exercised).

12. Other terms and conditions for exercise of Warrants	No Warrant may be exercised in part only.
13. Reasons and terms and conditions of cancellation of Warrants	No cancellation event is to be stipulated.
14. Purchase of Warrants	The Company or any subsidiary of the Company may purchase Warrants in the open market or by other methods from time to time and may hold, resell or cancel such Warrants.
15. Treatment of exercises of Warrants during a fiscal year	Annual or interim dividends (cash dividends pursuant to Article 293-5 of the Commercial Code of Japan) on the shares issued or transferred upon exercise of Warrants will be made with respect to the full dividend accrual period (at present a six-month period ending on March 31 and September 30 in each year) during which the relevant effective date of such exercise falls, on the basis that such issue or transfer had been made at the beginning of such dividend accrual period.

16.	Limitation on transfer and matters pertaining to issuance of certificates of the Warrants	None
17.	Form of certificates of the Warrants	Certificates of the Warrants are to be issued in bearer form.
18.	Reason of the issuance	Funding
19.	Listing stock exchange	The Warrants will not be listed.

(Reference)

1. Use of Capital

   (1) Use of Newly Raised Capital

   Proceeds are to be used for the Company's working capital for its general business.

   (2) Change of Use of Previously Raised Capital

   Not applicable.

   (3) Effects on Forecast Results

   No change from the forecasts of results released on November 19, 2004.

2. Dividends to Shareholders, etc.

   (1) Basic Policy Concerning Dividends

   The fundamental thinking underlying the Company's policy concerning dividends is that one of the most important policies of management is to return profits to shareholders. While enhancing retained earnings to strengthen the Company's core business, the Company maintains an aggressive stance in distributing profits in line with growth in company results.

   (2) Policy for Determining Dividends

   Dividends are determined in line with the philosophy outlined above.

(3) Use of Retained Earnings

The Company will use retained earnings to strengthen its core business and invest effectively in the development of its operations, with the objective of enhancing the efficiency of its investments in a medium- and long-term perspective such as by acquiring shares of its stock.

(4) Dividends for the Last Three Fiscal Periods

	Year ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2004
Current Net Income per Share	-69.09 yen	-908.49 yen	29.19 yen
Dividend per Share	12.50 yen	- yen	3.00 yen
Actual Dividend Ratio	- %	- %	10.3 %
Return on Shareholders' Equity	- %	- %	2.8 %
Dividend to Shareholders' Equity Ratio	0.6%	- %	0.3 %

Notes:

1. Return on shareholders' equity is obtained from current net income of the applicable fiscal year divided by shareholders' equity (average of total capital as of the beginning of the fiscal year and total capital as of the end of the fiscal year).
2. Dividend to shareholders' equity ratio is obtained from the aggregate amount of dividends for the fiscal year divided by shareholders' equity (average of total capital as of the beginning of the fiscal year and total capital as of the end of the fiscal year).

3. Other

(1) Details of Equity Financing Conducted Over the Last Three Years

(a) Equity Financings

Type of Issue	Capital Increase	Zero Coupon Convertible Bonds due 2006	Zero Coupon Convertible Bonds due 2009	Zero Coupon Convertible Bonds due 2011
Issue Amount	5.48 billion yen	7.5 billion yen	12.5 billion yen	11.5 billion yen
Issue Date	September 18, 2002	November 4, 2003	May 27, 2004	October 22, 2004
Conversion Price	-------------	680 yen	614 yen	767 yen
Shares Issued	10,000,000 shares	-------------	-------------	-------------

Type of Issue	Class A Warrants (stock acquisition rights)	Class B Warrants (stock acquisition rights)
Issue Amount	520 million yen	140 million yen
Issue Date	September 22, 2004	September 22, 2004
Total Number of Warrants Issued	28,699	14,720
Exercise Price	784 yen	1,019 yen
Number of Shares to be Issued	100 shares per warrant	100 shares per warrant

(b) Share Price Movement for the Last Three Fiscal Years and Immediately Prior to Issue

	Year ending March 31, 2002	Year ending March 31, 2003	Year ending March 31, 2004	Year ending March 31, 2005
Opening Price	1,046 yen	810 yen	255 yen	729 yen
High	1,759 yen	923 yen	778 yen	851 yen
Low	752 yen	246 yen	251 yen	545 yen
Closing Price	830 yen	255 yen	705 yen	710 yen
Price-Earnings Ratio	--	--	24.2	--

Notes:

1. Price data for the year ending March 31, 2005 is as of December 15, 2004.
2. The price-earnings ratio is the number obtained by dividing the share price (closing price) as of the end of the applicable fiscal year by the net income per share for the given period.

File Number: 82-4664

(Summary English Translation)

Outline of Quarterly Business Results for the First Quarter ended June 30, 2004 (Consolidated)

August 10, 2004

LOPRO CORPORATION
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Masaki Ochi
Head of Corporate Planning Division

Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))

Tel.: (075) 321-6161

1. Matters regarding the Preparation, Etc. of the Outline of Quarterly Business Results


SEC MAIL
RECEIVED
PROCESSING
APR 19 2005
WASH. D.C.
213
SECTION

(1) Adoption of simplified accounting method: Not applicable.
(2) Difference in the accounting treatment compared to the most recently released consolidated report: Not applicable.
(3) Changes in application and object of consolidation and equity method: Not applicable.

2. Outline of Consolidated Business Results (April 1, 2004 through June 30, 2004)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Operating Income	Operating Profit	Ordinary Profit	Net Income (Three months)
Three months ended June 30, 2004	¥5,228 million (-15.9%)	¥1,076 million (-7.4%)	¥1,046 million (4.2%)	¥1,026 million (9.1%)
Three months ended June 30, 2003	¥6,218 million (–)	¥1,163 million (–)	¥1,003 million (–)	¥940 million (–)
(For Reference) Year ended March 31, 2004	¥23,634 million	¥3,630 million	¥3,072 million	¥2,631 million

	Net Income per Share	Net Income per Share (fully diluted)
Three months ended June 30, 2004	¥11.48	¥9.52
Three months ended June 30, 2003	¥10.29	¥9.97
(For reference) Year ended March 31, 2004	¥29.18	¥27.95

(Note) *The percentage figures which appear in Operating Income, Operating Profit, Ordinary Profit and Net Income are compared to the relevant quarter of the preceding year. Furthermore, as the disclosure of quarterly settlements began from the first quarter ended June 30, 2003, no comparison therefor has been made with the figures of the relevant quarter of the preceding year.*

Qualitative Information Concerning Progress in Results of Operations (Consolidated)

The Japanese economy during the first quarter of this consolidated accounting period is on a recovery trend as a result of recovery in corporate earnings and increase in capital expenditure, and the business environment of small and tiny companies, which are the customer segment of the consolidated group, is heading toward recovery as well.

Under such circumstances, with the completion of redemption of large amount of bonds, etc by the end of the previous consolidated accounting period, the Company's business shifted to an active business operation from this consolidated accounting period, and the Company has advanced toward enhancement of good loan assets, as well as diversifying risks by making loans in smaller amounts under strict examination and administration. Furthermore, the Company has strived to further reduce the remaining debt by aggressive disposal of bad loans. Selling and general administrative expenses for the first quarter of the consolidated accounting period decreased by 828 million yen compared to the relevant quarter of the previous year, as a result of reduction in overhead costs and integration of branch offices, both during the previous consolidated accounting period. The Company will further reduce costs by improving the efficiency of operations.

As a result, the balance of loans as at the end of the first quarter of this consolidated accounting period was 41,290 million yen for commercial notes (increased by 3.6% compared to the relevant quarter of the previous year) and 98,607 million yen for operating loan (decreased by 3.0% compared to the relevant quarter of the previous year) due to increase in sound loans and reduction in the balance of bad loans, and the amounts of outstanding loans as at the end of the first quarter of this consolidated accounting period decreased by 1.1% compared to the relevant quarter of the previous year, to 139,898 million yen, as expected.

The operating income decreased by 15.9% compared to the relevant quarter of the previous year, to 5,228 million yen, due to the fact that the assets were in the process of reduction during the relevant quarter for the previous year and therefore the balance of loans being greater than the first quarter of this fiscal year. As a result of success in improving of efficiency of operations, however, operating profit, ordinary profit and net income were 1,076 million yen (decreased by 7.4% compared to the relevant quarter of the previous year), 1,046 million yen (increased by 4.2% compared to the relevant quarter of the previous year), and 1,026 million yen (increased by 9.1% compared to the relevant quarter of the previous year), respectively, which moved as originally expected.

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Three months ended June 30, 2004	¥236,813 million	¥93,576 million	39.5%	¥1,045.09
Three months ended June 30, 2003	¥281,549 million	¥91,609 million	32.5%	¥1,014.34
(Reference) Year ended March 31, 2004	¥224,936 million	¥92,663 million	41.2%	¥1,036.78

Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Cash and Cash Equivalents at End of Period
Three months ended June 30, 2004	-¥1,062 million	-¥3 million	¥14,375 million	¥41,344 million
Three months ended June 30, 2003	¥12,656 million	¥24 million	¥430 million	¥55,626 million
(For reference) Year ended March 31, 2004	¥13,913 million	¥2,187 million	-¥30,574 million	¥28,034 million

Qualitative Information Concerning Changes in Financial Condition (Consolidated)

Total assets as of the end of the first quarter of this consolidated accounting period was 236,813 million yen, which increased by 11,877 million yen compared to the end of the previous consolidated accounting period. The major factor of such increase in the total assets was the increase in cash and bank deposits as a result of the issuance of bonds with stock acquisition rights, the aggregate amount of issue being 12,500 million yen (payment was made on May 27, 2004).

The consolidated group will implement flexible and expeditious capacity policy that responds to changes in business environment in order to satisfy the customer's capital needs.

Statement of cash flow is as follows:

(i) Cash Flow from Operating Activities

Net cash used for operating activities was 1,062 million yen. This is attributable to the fact that the factor for decrease in cash, such as decrease in reserve for losses incurred in disputes over loans due to disposal of bad loans, exceeded the factor for increase in cash, such as decrease in loan receivables and increase in borrowings due to liquidation of note receivables.

(ii) Cash Flow from Investing Activities

Net cash used for investing activities was 3 million yen. This is attributable to the fact that the expenditure for acquisition of various assets exceeded the proceeds from sale of investment securities.

(iii) Cash Flow from Financing Activities

Net cash provided by financing activities was 14,375 million yen. This is attributable to the proceeds from issuance of bonds with stock acquisition rights and long-term borrowings.

As a result, cash and cash equivalent as at the end of the first quarter increased by 13,309 million yen to 41,344 million yen, compared to the end of the previous consolidated accounting period.

Qualitative Information Concerning Forecast of Consolidated Business Results

There is no change to the forecast of the consolidated business results, as the consolidated business results for this quarter are steadily achieved against the annual forecast released on May 21, 2004.

(Reference) Forecast of Consolidated Business Results (April 1, 2004 through March 31, 2005)

	Operating Income	Ordinary Profit	Net Income
Interim	¥11,000 million	¥1,600 million	¥1,500 million
Annual	¥24,000 million	¥4,100 million	¥4,000 million

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors.*

File Number: 82-4664

(Summary English Translation)

Semi-Annual Report Release for the Fiscal Year ended March 31, 2005 (Consolidated)

November 19, 2004

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Masaki Ochi
Director and Head of Corporate Planning Division

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto

Tel.: (075) 321-6161

Board Meeting Date: November 19, 2004
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2004 through September 30, 2004)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Operating Income	Operating Profit	Ordinary Profit
Six months ended September 30, 2004	¥10,599 million (-13.7%)	¥1,842 million (2.7%)	¥1,697 million (18.0%)
Six months ended September 30, 2003	¥12,283 million (-29.1%)	¥1,793 million (99.1%)	¥1,437 million (235.0%)
Year ended March 31, 2004	¥23,634 million	¥3,630 million	¥3,072 million

	Net Income	Net Income per Share	Net Income per Share (fully diluted)
Six months ended September 30, 2004	¥1,655 million (5.6%)	¥18.27	¥14.91
Six months ended September 30, 2003	¥1,568 million (–)	¥17.37	¥17.26
Year ended March 31, 2004	¥2,631 million	¥29.18	¥27.95

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2004: – million yen
   Six months ended September 30, 2003: – million yen
   Year ended March 31, 2004: – million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Six months ended September 30, 2004: 90,610,217 shares
   Six months ended September 30, 2003: 90,313,589 shares
   Year ended March 31, 2004: 90,152,630 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Operating Income, Operating Profit, Ordinary Profit and Net Income are compared to prior interim period.*

(2) Consolidated Financial Condition

(rounded down to the nearest one million yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2004	¥236,078 million	¥98,188 million	41.6%	¥1,023.17
Six months ended September 30, 2003	¥266,083 million	¥92,393 million	34.7%	¥1,023.03
Year ended March 31, 2004	¥224,936 million	¥92,663 million	41.2%	¥1,036.78

(Note) Total outstanding shares as of the end of each period (consolidated):
Six months ended September 30, 2004: 95,965,741 shares
Six months ended September 30, 2003: 90,313,537 shares
Year ended March 31, 2004: 89,376,401 shares

(3) Consolidated Statement of Cash Flow

(rounded down to the nearest one million yen)

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Cash and Cash Equivalents at End of Period
Six months ended September 30, 2004	-¥4,641 million	¥78 million	¥22,778 million	¥46,250 million
Six months ended September 30, 2003	¥14,191 million	¥172 million	-¥19,302 million	¥37,576 million
Year ended March 31, 2004	¥13,913 million	¥2,187 million	-¥30,574 million	¥28,034 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 1

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: –

(5) Change in Object of Consolidation and Application of Equity Method:

Consolidated (New): – (Exception): –
Equity Method (New): – (Exception): –

2. Forecast of Consolidated Business Results (April 1, 2004 through March 31, 2005)

	Operating Income	Ordinary Profit	Net Income
Annual	¥24,000 million	¥4,100 million	¥4,000 million

(Reference)
Estimated net income per share (annual): 41.68 yen

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors.*

File Number: 82-4664

(Summary English Translation)

Outline of Non-Consolidated Interim Financial Statement
for the Fiscal Year ended March 31, 2005

November 19, 2004

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Masaki Ochi
Director and Head of Corporate Planning Division
Board Meeting Date: November 19, 2004
Commencement Date of Interim Dividends Payment: –

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto
Tel.: (075) 321-6161

Interim Dividends: applicable
Unit Share System:
applicable (1 unit: 100 shares)

1. Business Results (April 1, 2004 through September 30, 2004)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Operating Income	Operating Profit	Ordinary Profit
Six months ended September 30, 2004	¥8,566 million (-2.5%)	¥1,027 million (–)	¥1,775 million (–)
Six months ended September 30, 2003	¥8,790 million (-28.9%)	¥78 million (–)	¥31 million (–)
Year ended March 31, 2004	¥17,512 million	¥937 million	¥1,638 million

	Net Income	Net Income per Share
Six months ended September 30, 2004	¥1,648 million (4.8%)	¥18.20
Six months ended September 30, 2003	¥1,573 million (–)	¥17.42
Year ended March 31, 2004	¥2,631 million	¥29.19

(Notes)

1. *Average number of outstanding shares for each period:*
   Six months ended September 30, 2004: 90,610,217 shares
   Six months ended September 30, 2003: 90,313,589 shares
   Year ended March 31, 2004: 90,152,630 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Operating Income, Operating Profit, Ordinary Profit and Net Income are compared to prior interim period.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2004	¥0.00	–
Six months ended September 30, 2003	¥0.00	–
Year ended March 31, 2004	–	¥3.00

(3) Financial Condition

(rounded down to the nearest one million yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2004	¥256,009 million	¥99,687 million	38.9%	¥1,038.79
Six months ended September 30, 2003	¥285,126 million	¥93,903 million	32.9%	¥1,039.75
Year ended March 31, 2004	¥242,018 million	¥94,169 million	38.9%	¥1,053.63

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Six months ended September 30, 2004: 95,965,741 shares
   Six months ended September 30, 2003: 90,313,537 shares
   Year ended March 31, 2004: 89,376,401 shares
2. *Total number of own shares as of the end of each period:*
   Six months ended September 30, 2004: 2,363,782 shares
   Six months ended September 30, 2003: 1,424,953 shares
   Year ended March 31, 2004: 2,362,089 shares

2. Forecast of Business Results (April 1, 2004 through March 31, 2005)

	Operating Income	Ordinary Profit	Net Income	Dividends per Share	
				Year-End	
Annual	¥18,500 million	¥5,000 million	¥4,000 million	¥5.00	¥5.00

(Reference)
Estimated net income per share (annual): 41.68 yen

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors.*

File Number: 82-4664

(Summary English Translation)

Outline of Quarterly Business Results for the Third Quarter ended December 31, 2004 (Consolidated)

February 3, 2005

LOPRO CORPORATION
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Masaki Ochi
Director and Head of Corporate Planning Division

Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))

Tel.: (075) 321-6161

1. Matters regarding the Preparation, Etc. of the Outline of Quarterly Business Results

(1) Adoption of simplified accounting method: Not applicable.
(2) Changes in the accounting method from the latest accounting year: Not applicable.
(3) Changes in application and object of consolidation and equity method: Not applicable.

2. Outline of Consolidated Business Results (April 1, 2004 through December 31, 2004)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Operating Income	Operating Profit	Ordinary Profit	Net Income (Nine months)
Nine months ended December 31, 2004	¥16,253 million (-10.5%)	¥2,887 million (25.0%)	¥2,496 million (37.2%)	¥2,674 million (40.8%)
Nine months ended December 31, 2003	¥18,157 million (–)	¥2,309 million (–)	¥1,820 million (–)	¥1,899 million (–)
(For Reference) Year ended March 31, 2004	¥23,634 million	¥3,630 million	¥3,072 million	¥2,631 million

	Net Income per Share	Net Income per Share (fully diluted)
Nine months ended December 31, 2004	¥28.76	¥22.78
Nine months ended December 31, 2003	¥21.03	¥20.62
(For reference) Year ended March 31, 2004	¥29.18	¥27.95

(Note) The percentage figures which appear in Operating Income, Operating Profit, Ordinary Profit and Net Income are compared to the relevant quarter of the preceding year. Furthermore, as the disclosure of quarterly settlements began from the first quarter ended June 30, 2003, no comparison therefor has been made with the figures of the relevant quarter of the preceding year.

Qualitative Information Concerning Progress in Results of Operations (Consolidated)

The Japanese economy during the third quarter of this consolidated accounting year is on a recovery trend as a result of recovery in corporate earnings and increase in capital expenditure, and the business environment of small and tiny companies, the customer segment of the consolidated group, is heading toward recovery as well.

Under such circumstances, with the completion of redemption of large amount of bonds, etc. by the end of the previous consolidated accounting year, the Company's business shifted to an active business operation from this consolidated accounting year, and the Company has advanced toward enhancement of good loan assets, as well as diversifying risks. In particular, the Company has strongly met the demands of small companies, in accordance with the recovery of their business environment. Furthermore, the Company has strived to further reduce the remaining debt by aggressive disposal of bad loans. Selling and general administrative expenses for the third quarter of the consolidated accounting year decreased by 2,164 million yen compared to the relevant quarter of the previous year, as a result of increase of business efficiency, such as integration of branch offices, during the previous consolidated accounting year. The Company will further reduce costs by improving the efficiency of operations.

As a result, the balance of loans as at the end of the third quarter of this consolidated accounting year was 104,776 million yen for operating loan and 38,896 million yen for commercial notes, and the total amount of outstanding loans as at the end of the third quarter of this consolidated accounting year increased by 2,191 million yen compared to the relevant quarter of the previous year, to 143,673 million yen. As a result, decrease of the balance of loans, due to the collection of funds and reduction in the remaining debt during the past few years, has stopped and is now on the increase.

The operating income decreased by 10.5% compared to the relevant quarter of the previous year, to 16,253 million yen, due to the fact that the assets were in the process of reduction during the relevant quarter for the previous year and therefore the balance of loans being greater than the third quarter of this consolidated accounting year. As a result of success in improving of efficiency of operations, however, operating profit, ordinary profit and net income were 2,887 million yen (increased by 25.0% compared to the relevant quarter of the previous year), 2,496 million yen (increased by 37.2% compared to the relevant quarter of the previous year), and 2,674 million yen (increased by 40.8% compared to the relevant quarter of the previous year), respectively.

There is no revision to the forecast of consolidated business results announced on November 19, 2004, as the consolidated business results for the third quarter achieved the initially envisioned results.

The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors.

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Nine months ended December 31, 2004	¥243,328 million	¥100,380 million	41.3%	¥1,025.13
Nine months ended December 31, 2003	¥246,778 million	¥92,815 million	37.6%	¥1,027.71
(For reference) Year ended March 31, 2004	¥224,936 million	¥92,663 million	41.2%	¥1,036.78

Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Cash and Cash Equivalents at End of Period
Nine months ended December 31, 2004	-¥15,827 million	¥988 million	¥33,611 million	¥46,807 million
Nine months ended December 31, 2003	¥1,229 million	¥905 million	-¥10,423 million	¥34,227 million
(For reference) Year ended March 31, 2004	¥13,913 million	¥2,187 million	-¥30,574 million	¥28,034 million

Qualitative Information Concerning Changes in Financial Condition (Consolidated)

Total assets as of the end of the third quarter of this consolidated accounting year was 243,328 million yen, which increased by 18,392 million yen compared to the end of the previous consolidated accounting year. The major factor of such increase in the total assets was the increase in cash and deposits as a result of steady funding.

The statement of cash flow is as follows:

(i) Cash Flow from Operating Activities

Net cash used for operating activities was 15,827 million yen. This is attributable to the fact that the factor for decrease in cash, such as decrease due to an increase in the balance of operating loans and decrease in provision for allowance for loss from litigation due to disposal of bad loans, exceeded the factor for increase in cash, such as increase in borrowings due to liquidation of note receivables.

(ii) Cash Flow from Investing Activities

Net cash provided by investing activities was 988 million yen. This is attributable to the fact that the proceeds from sales of tangible fixed assets and investment securities exceeded the payment for acquisition of various assets.

(iii) Cash Flow from Financing Activities

Net cash provided by financing activities was 33,611 million yen. This is attributable to fact that the proceeds from issuance of "Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights)", "¥15,000,000,000 3.49 per cent. Bonds due 2014, 28,699 Class A Warrants and 14,720 Class B Warrants" and "Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)" and from long-term borrowings exceeded the payment for redemption of "Unsecured Bonds - 2nd Series " and "Mortgage Notes - 12th Series" and for long-term borrowings.

As a result, cash and cash equivalent as at the end of the third quarter increased by 18,772 million yen to 46,807 million yen, compared to the end of the previous consolidated accounting year.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau on July 7, 2004 through EDINET (Electronic Disclosure for Investors' Network).

Semi-Annual Report

The Semi-Annual Report for the first half of the 36th fiscal period (April 1, 2004 through September 30, 2004) prepared in accordance with Article 24-5 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau on December 27, 2004 through EDINET.

Extraordinary Report

An Extraordinary Report regarding issuance of Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights) dated May 10, 2004, prepared in accordance with section 4 of Article 24-5 of the Securities and Exchange Law and sections 1 and 2-1 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Details, etc., and amendments thereto dated May 11, May 21, and May 24, 2004, prepared in accordance with section 5 of Article 24-5 of the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau through EDINET. An Extraordinary Report regarding issuance of Class A Warrants and Class B Warrants dated September 7, 2004, prepared in accordance with section 4 of Article 24-5 of the Securities and Exchange Law and sections 1 and 2-1 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Details, etc., has been submitted to the Director of the Kanto Local Finance Bureau through EDINET. An Extraordinary Report regarding issuance of Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights) dated October 5, 2004, prepared in accordance with section 4 of Article 24-5 of the Securities and Exchange Law and sections 1 and 2-1 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Details, etc., and amendments thereto dated October 6 and October 19, 2004, prepared in accordance with section 5 of Article 24-5 of the Securities and Exchange Law have been submitted to the Director of the Kanto

Local Finance Bureau through EDINET. An Extraordinary Report regarding issuance of Class A Warrants - Series II and Class B Warrants - Series II dated December 17, 2004, prepared in accordance with section 4 of Article 24-5 of the Securities and Exchange Law and sections 1 and 2-1 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Details, etc. has been to the Director of the Kanto Local Finance Bureau through EDINET.